                                                Filed Pursuant to Rule 424(b)(3)
                                                              File No. 333-91296
                                                              File No. 333-59884
PROSPECTUS

NABORS INDUSTRIES, INC.                                   NABORS INDUSTRIES LTD.

           $1,381,200,000 PRINCIPAL AMOUNT AT MATURITY OF ZERO COUPON CONVERTIBLE SENIOR DEBENTURES OF NABORS INDUSTRIES, INC. DUE 2021

   COMMON SHARES, PAR VALUE U.S. $0.001 PER SHARE, OF NABORS INDUSTRIES LTD.
           ISSUABLE UPON CONVERSION OR REPURCHASE OF SUCH DEBENTURES

     This prospectus relates to the offering for resale of zero coupon convertible senior debentures due 2021 of Nabors Industries, Inc. (which we refer to as Nabors Delaware), and the common shares of Nabors Industries Ltd., (which we refer to as Nabors Bermuda) the parent company of Nabors Delaware, issuable upon conversion or repurchase of the debentures. We issued and sold the debentures, dated February 5, 2001, in a private placement on February 5, 2001 and March 13, 2001 to Morgan Stanley & Co. Incorporated, which resold them to qualified institutional buyers in transactions exempt from the registration requirements of the Securities Act of 1933. This prospectus will be used by selling securityholders to resell their debentures and the common shares issuable upon conversion of their debentures. This prospectus also relates to the issuance of common shares by Nabors Bermuda to holders of debentures upon the repurchase of their debentures by Nabors Delaware. The selling securityholders will receive all of the proceeds from the sale of the securities and will pay all underwriting discounts and brokerage commissions, if any, applicable to any sale. Neither Nabors Delaware nor Nabors Bermuda will receive proceeds from the sale of any securities offered by this prospectus or in any prospectus supplement.

     The debentures are senior unsecured indebtedness of Nabors Delaware, and we will not pay interest on the debentures prior to maturity. The debentures have an issue price of $608.41 per $1,000 principal amount at maturity, which represented an original issue discount of 39.159% from the principal amount payable at maturity. The issue price represented a yield to maturity of 2.5% per year compounded semi-annually.

     The debentures are convertible at any time prior to maturity, unless previously redeemed or otherwise purchased, into common shares of Nabors Bermuda at an initial conversion rate of 7.0745 shares per $1,000 principal amount at maturity. The conversion rate will be adjusted in certain events. The debentures are irrevocably and unconditionally guaranteed by Nabors Bermuda.

     On or after February 5, 2006, Nabors Delaware may redeem all or part of the debentures at redemption prices equal to the issue price plus accrued original issue discount to the date of redemption. We may, in our sole discretion, extend the period in which we cannot redeem the debentures.

     Each holder may require Nabors Delaware to purchase such holder's debentures on February 5, 2006, February 5, 2011 and February 5, 2016 at a purchase price equal to the issue price plus accrued the original issue discount to the applicable repurchase date. Subject to certain conditions, Nabors Delaware may elect to pay any such purchase price in cash or common shares, or any combination thereof. Each holder also may require us to repurchase such holder's debentures if there is a Fundamental Change (as defined below under "Description of Debentures -- Certain Definitions") at redemption prices equal to the issue price plus accrued original issue discount to the date of repurchase.

     The common shares of Nabors Bermuda are traded on the American Stock Exchange under the symbol "NBR." The reported last sale price of the common shares on the American Stock Exchange on July 1, 2002 was $35.55 per share.

     PROSPECTIVE PURCHASERS SHOULD CAREFULLY CONSIDER THE DISCUSSION OF "RISK FACTORS" ON PAGE 5.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is July 2, 2002.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    1
The Offering................................................    2
Risk Factors................................................    5
Forward-Looking Statements..................................    6
Ratio of Earnings to Fixed Charges..........................    7
Guarantee...................................................    7
Use of Proceeds.............................................    8
Plan Of Distribution........................................    8
Selling Securityholders.....................................    9
Description of Debentures...................................   14
Description of Nabor Bermuda's Share Capital................   27
Material U.S. Federal Income Tax Considerations.............   31
Bermuda Income Tax Considerations...........................   37
Where You Can Find More Information.........................   37
Incorporation of Certain Documents by Reference.............   37
Legal Matters...............................................   38
Independent Accountants.....................................   38

                             ---------------------

     This document is called a prospectus and is part of a registration statement that Nabors Delaware filed with the Securities and Exchange Commission using a "shelf" registration or continuous offering process. Under this shelf process, selling securityholders may from time to time sell the securities described in this prospectus in one or more offerings.

     This prospectus provides you with a general description of the securities that the selling securityholders may offer. Each time a selling securityholder sells securities, the selling securityholder is required to provide you with a prospectus and a prospectus supplement containing specific information about the selling securityholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the headings "Where You Can Find More Information" and "Incorporation of Certain Documents By Reference."

     The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about Nabors Delaware and Nabors Bermuda and the securities offered under this prospectus. The registration statement, including the exhibits, can be read at the Securities and Exchange Commission web site or at the Securities and Exchange Commission offices mentioned under the heading "Where You Can Find More Information."

     You should rely only on the information incorporated by reference or provided in this prospectus and the prospectus supplement. We have not authorized anyone to provide you with different information. We are not making or soliciting an offer of these securities in any jurisdiction in which the offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make the offer or solicitation. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the applicable document.

     THE PROSPECTUS INCORPORATES BUSINESS AND FINANCIAL INFORMATION ABOUT NABORS DELAWARE, NABORS BERMUDA AND THE COMMON SHARES OF NABORS BERMUDA THAT IS NOT INCLUDED IN, OR DELIVERED WITH, THIS PROSPECTUS. YOU MAY REQUEST AND OBTAIN THIS INFORMATION FREE OF CHARGE BY WRITING OR TELEPHONING NABORS BERMUDA AT WHITEPARK HOUSE, WHITE PARK ROAD, BRIDGETOWN, BARBADOS, ATTENTION: INVESTOR RELATIONS,
TELEPHONE: (246) 427-8617, WEBSITE: "http://www.nabors.com," OR NABORS DELAWARE AT 515 WEST GREENS ROAD, SUITE 1200, HOUSTON, TEXAS 77067, ATTENTION: INVESTOR RELATIONS, TELEPHONE: (281) 874-0035, WEBSITE: "http://www.nabors.com." WEBSITE MATERIALS ARE NOT PART OF THIS PROSPECTUS.

     Unless we indicate otherwise, references in this prospectus to "Nabors Delaware," "we," "us" and "our" or similar terms are solely to Nabors Industries, Inc. and not to its subsidiaries or Nabors Bermuda. References to "Nabors Bermuda" are to Nabors Industries Ltd., a Bermuda exempted company, and references to "common shares" are to the common shares of Nabors Bermuda. Descriptions of operations refer to the operations of Nabors Bermuda and its subsidiaries taken as a whole.

                                    SUMMARY

     Nabors Bermuda, together with its subsidiaries, is the largest land drilling contractor in the world, with over 580 land drilling rigs as of June 21, 2002. Nabors Bermuda conducts oil, gas and geothermal land drilling operations in the U.S. lower 48 states, Alaska and Canada, and internationally, primarily in South and Central America, the Middle East and Africa. As of June 21, 2002, 142 of its approximately 596 land drilling rigs were located in certain international markets. Nabors Bermuda is also one of the largest land well-servicing and workover contractors in the United States and in Canada. Nabors Bermuda owns approximately 745 land workover and well-servicing rigs in the southwestern and western United States, and approximately 233 well-servicing and workover rigs in certain international markets, including approximately 193 rigs in Canada. Nabors Bermuda also is a leading provider of offshore platform workover and drilling rigs. Nabors Bermuda markets 42 platform, 16 jackup and three barge rigs in the Gulf of Mexico and international markets. These rigs provide well-servicing, workover and drilling services. Nabors Bermuda also owns and operates a net of nine rigs through an international joint venture in Saudi Arabia (giving effect to its 50% interest in the venture's 18 rigs).

     To further supplement the primary business, Nabors Bermuda offers a number of ancillary well-site services, including oilfield management, engineering, transportation, construction, maintenance, well-logging and other support services, in selected domestic and international markets. Nabors Bermuda's land transportation and hauling fleet includes approximately 240 rig and oilfield equipment hauling tractor-trailers and a number of cranes, loaders and light-duty vehicles. Nabors Bermuda also maintains over 290 fluid hauling trucks, approximately 700 fluid storage tanks, eight salt water disposal wells and other auxiliary equipment used in domestic drilling and well-servicing operations. In addition, Nabors Bermuda markets a fleet of 30 marine transportation and support vessels, primarily in the Gulf of Mexico, that provides transportation of drilling materials, supplies and crews for offshore rig operations and support for other offshore operations. And it manufactures and leases or sells topdrives for a broad range of drilling rig applications, rig instrumentation and data collection equipment, and rig reporting software.

     Nabors Bermuda was formed as a Bermuda exempted company on December 11, 2001. Nabors Delaware was incorporated in Delaware in 1978. The principal executive office for Nabors Bermuda is located at Whitepark House, White Park Road, Bridgetown, Barbados, telephone number (246) 427-8617. The principal executive office for Nabors Delaware is located at 515 West Greens Road, Suite 1200, Houston, Texas 77067, telephone number (281) 874-0035.

THE REORGANIZATION

     The stockholders of Nabors Delaware have approved and we have consummated a reorganization in which Nabors Delaware became a wholly owned, indirect subsidiary of Nabors Bermuda on June 24, 2002. As a result of the reorganization, all outstanding shares of Nabors Delaware common stock were converted into the right to receive Nabors Bermuda common shares on a 1:1 basis, so that the stockholders of Nabors Delaware, on the date of the merger, became the owners of the same number of Nabors Bermuda common shares as they previously held in shares of Nabors Delaware common stock.

     Nabors Bermuda is continuing to conduct the business previously conducted by Nabors Delaware and its subsidiaries. We consummated the reorganization because international activities are an important part of our current business, and we believe that international operations will account for a greater percentage of our total revenues in the future. Expansion of our international business is an important part of our current business strategy, and significant growth opportunities exist in the international marketplace. We believe that reorganizing as a Bermuda company will allow us to implement our business strategy more effectively. In addition, we believe that the reorganization should increase our access to international capital markets and acquisition opportunities, increase our attractiveness to non-U.S. investors, improve global cash management, improve global tax position and result in a more favorable corporate structure for expansion of our current business.

     It is important to note that several senior members of the United States Congress have introduced legislation that, if enacted, would have the effect of eliminating the anticipated tax benefits of the reorganization. In addition, several other members of the United States Congress and the Treasury Department have recently announced the intent to investigate transactions such as the reorganization. On May 17, 2002, the Treasury Department released its preliminary report on the issues arising in connection with inversion transactions. The Treasury Report indicates that a prompt and comprehensive review of the U.S. tax system is in order and concludes that further work is needed to develop and implement an appropriate and effective long-term response to the issues under study. As a result of the increased scrutiny of such transactions, changes in the tax laws, tax treaties or tax regulations may occur, with prospective or retroactive effect, which could eliminate or substantially reduce the anticipated tax benefits of the reorganization or have a material adverse effect on the tax consequences of the reorganization to Nabors Bermuda.

                                  THE OFFERING

Securities Offered............   1,381,200,000 aggregate principal amount at
                                 maturity of zero coupon convertible senior debentures due 2021. We will not pay periodic interest on the debentures, except as described under "Description of Debentures -- Optional
                                 Conversion to Semiannual Coupon Debentures Upon a Tax Event." See "Description of
                                 Debentures -- General."

                                 This prospectus also relates to the offering of common shares which are issuable upon conversion or repurchase of the debentures, initially 9,771,300 shares calculated using the conversion ratio described below. The conversion ratio may be adjusted if certain events occur, and the number of shares ultimately issued may depend upon the market value of common shares at the time of any repurchase of debentures with common shares.

                                 All of the securities offered by this
                                 prospectus or any prospectus supplement either are being offered for resale by existing holders of debentures, or in the case of issuance of common shares by Nabors Bermuda to a securityholder who has purchased debentures pursuant to transactions contemplated by this prospectus, by Nabors Bermuda.

Issue Price...................   The debentures were originally sold by Morgan
                                 Stanley & Co. Incorporated to qualified
                                 institutional buyers, as defined in Rule 144A under the Securities Act, at an issue price of 60.841% of the principal amount at maturity.

Yield to Maturity of
Debentures....................   2.5% per year compounded semi-annually
                                 calculated from February 5, 2001.

Guarantee.....................   The debentures are irrevocably and
                                 unconditionally guaranteed by Nabors Bermuda, the parent company of Nabors Delaware.

Conversion....................   You have the option to convert the debentures
                                 into Nabors Bermuda common shares at any time prior to maturity or their earlier redemption.
                                 You can convert the debentures into common shares at a conversion rate of 7.0745 shares per $1,000 principal amount at maturity. The conversion rate will be adjusted if certain events occur. See "Description of
                                 Debentures -- Conversion of Debentures by
                                 Holders."

                                 Nabors Delaware may elect to pay you cash instead of common shares for all or a portion of your debentures in an amount equal to the last reported sales price of common shares on the trading day preceding the conversion date, multiplied by the then applicable conversion rate.

                                 You may only exercise the option to convert before the maturity of the debentures and before we redeem or repurchase them.

Original Issue Discount.......   The debentures were offered at an original
                                 issue discount for federal income tax purposes equal to the excess of their principal amount at maturity over the amount of their issue price. We will not make periodic cash payments of interest on the debentures, except as described under "Description of
                                 Debentures -- Optional Conversion to Semiannual
                                 Coupon Debentures Upon a Tax Event."
                                 Nonetheless, you should be aware that accrued original issue discount will be included periodically in your gross income for federal income tax purposes. See "Material U.S. Federal
                                 Income Tax Considerations."

                                 You should be aware that you will be
                                 responsible for the payment of taxes that may be due even though you may not receive any cash payment at the time original issue discount is included in your gross income.

Sinking Fund..................   None.

Redemption at the Option of
Nabors Delaware...............   We cannot redeem the debentures before February
                                 5, 2006. On or after February 5, 2006, we can redeem all or part of the debentures for cash at any time. You can convert the debentures after they are called for redemption at any time up to the redemption date.

                                 Redemption prices are equal to the issue price plus accrued original issue discount to the date of redemption. See "Description of Debentures -- Redemption of Debentures at Nabors Delaware's Option."

Fundamental Change............   You may require us to repurchase the debentures
                                 if Nabors Bermuda experiences a Fundamental
                                 Change. See "Description of
                                 Debentures -- Certain Definitions." The
                                 Fundamental Change purchase price is equal to the issue price plus accrued original issue discount to the date of repurchase, subject to adjustment in certain circumstances. See
                                 "Description of Debentures -- Repurchase at the
                                 Option of the Holder Upon a Fundamental
                                 Change."

Repurchase at the Option of
the Holder....................   The debentures can be put to Nabors Delaware on
                                 February 5, 2006, February 5, 2011 and February
                                 5, 2016 for a purchase price equal to the issue price plus accrued original issue discount to the date of repurchase. We may elect to pay all or a portion of the purchase price in common shares instead of cash if certain conditions are met. See "Description of
                                 Debentures -- Repurchase of Debentures at the
                                 Option of the Holder."

Conversion to Semiannual
Coupon Debenture..............   If a Tax Event prevents us from deducting for
                                 federal tax purposes original issue discount payable on the debentures, we can elect to pay you interest in cash and terminate the further accrual of original issue discount. See
                                 "Description of Debentures  -- Certain
                                 Definitions" and "-- Optional Conversion to
                                 Semiannual Coupon Debentures Upon a Tax Event."

Use of Proceeds...............   Neither Nabors Delaware nor Nabors Bermuda will
                                 receive any proceeds from any sale of the securities contemplated by this prospectus.

American Stock Exchange Symbol
(Nabors Bermuda common
shares).......................   NBR.

                                  RISK FACTORS

     You should consider carefully all of the information contained in and incorporated by reference into this prospectus before making an investment decision. In addition to the risk factors described: (i) in Nabors Delaware's Annual Report on Form 10-K under the heading "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" for the year ended December 31, 2001, (ii) in Nabors Delaware's Quarterly Report on Form 10-Q under the heading "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" for the quarter ended March 31, 2002 and
(iii) in Nabors Bermuda's registration statement on Form S-4, filed with the SEC on January 2, 2002, as amended, under the heading "Risk Factors," which are incorporated by reference in this prospectus, and the other information contained or incorporated by reference in this prospectus, you should carefully consider the risk factors described below before making an investment decision. The risks and uncertainties described below and incorporated by reference are not the only risks Nabors Delaware and Nabors Bermuda face. Additional risks and uncertainties not presently known to Nabors Delaware and Nabors Bermuda or that we currently deem immaterial may impair future business operations.

ALTHOUGH THE DEBENTURES ARE REFERRED TO AS "SENIOR DEBENTURES," THEY WILL BE EFFECTIVELY SUBORDINATED TO ANY SECURED DEBT OF NABORS DELAWARE OR ITS SUBSIDIARIES AND THE GUARANTEE WILL BE EFFECTIVELY SUBORDINATED TO ANY SECURED DEBT OF NABORS BERMUDA OR ITS SUBSIDIARIES.

     The debentures are unsecured and therefore will be effectively subordinated to any existing or future secured indebtedness to the extent of the value of the assets securing such indebtedness. If we default on the debentures, become bankrupt, liquidate or reorganize, any secured creditors could use their collateral to satisfy their secured indebtedness before you would receive any payment on the debentures. If the value of such collateral is not sufficient to pay any secured indebtedness in full, our secured creditors would share the value of our other assets, if any, with you and the holders of other claims against us that rank equally with the debentures.

     The guarantee by Nabors Bermuda of the obligations of Nabors Delaware pursuant to the debentures will be effectively subordinated to any secured debt of Nabors Bermuda or its subsidiaries.

YOU CANNOT BE SURE THAT AN ACTIVE TRADING MARKET WILL CONTINUE FOR THE
DEBENTURES.

     A number of investment bankers are presently making a market in the debentures. Any market making activity may be discontinued at any time, for any reason, without notice. The liquidity of any market for the debentures will depend upon the number of holders of the debentures, our results of operations and financial condition, the market for similar securities, the interest of securities dealers in making a market in the debentures and other factors.

NABORS DELAWARE AND NABORS BERMUDA, AS GUARANTOR, MAY BE UNABLE TO REDEEM OR OTHERWISE ACQUIRE THE DEBENTURES FOR CASH.

     The liquidity and price of the debentures could be adversely affected if our ability to redeem any or all of the debentures for cash is restricted, prevented or prohibited for any reason, including by Delaware or other applicable law or by the terms of any existing or future agreements relating to debt of Nabors Delaware or any of its subsidiaries. Delaware law may, among other things, prevent our redemption of the debentures for cash if it would impair Nabors Delaware's capital. Also, our ability to pay cash in connection with any redemption is subject to and restricted by applicable fraudulent transfer and fraudulent conveyance laws. Finally, we may not have sufficient funds to pay the purchase price for all the debentures tendered by a holder. There is no guarantee that we will be able to redeem any or all of the debentures for cash. For the foregoing reasons, there is also no assurance that Nabors Bermuda, as guarantor, will be able to redeem any or all of the debentures for cash.

THE CONVERSION OR REPURCHASE OF YOUR DEBENTURES IS GENERALLY TAXABLE IN THE UNITED STATES.

     Based on the tax laws as of the date of this prospectus, the conversion or repurchase of the debentures for common shares is generally a taxable event in the United States. United States federal income tax consequences will vary depending on your particular circumstances. We strongly urge you to consult your tax advisor as to the tax consequences of converting your debentures into common shares.

THE MARKET PRICE OF NABORS BERMUDA COMMON SHARES MAY BE VOLATILE.

     The market price of Nabors Bermuda common shares may be adversely affected by factors such as actual or anticipated fluctuations in our operating results, acquisition activity, the impact of international markets, changes in financial estimates by security analysts, general market conditions and other factors. Nabors Bermuda operates in an industry in which oil and gas prices, and therefore the level of drilling, exploration and production activity, can be volatile; these industry conditions are major factors in the value of Nabors Bermuda common shares and the trading price of the debentures. Additionally, broad market fluctuations may adversely affect the market price of Nabors Bermuda common shares. We cannot assure you that the market price of Nabors Bermuda common shares will not decline below the levels prevailing at the time of this offering.

                           FORWARD-LOOKING STATEMENTS

     The statements in this prospectus, any prospectus supplement and the documents incorporated in this prospectus by reference that relate to matters that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. When used in this prospectus, any prospectus supplement and the documents incorporated in this prospectus by reference, words such as "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "will," "could," "may," "predict" and similar expressions are intended to identify forward-looking statements. Further events and actual results may differ materially from those set forth or implied in forward-looking statements. Any forward-looking statements, including statements regarding the intent, belief or current expectations of Nabors Delaware, Nabors Bermuda or management, are not guarantees of future performance and involve risks, uncertainties and assumptions about Nabors Delaware, Nabors Bermuda and the industry in which we operate, including, among other things:

     - an inability to realize expected benefits of the reorganization within the anticipated time frame, or at all;

     - changes in tax laws, tax treaties or tax regulations and the interpretation or enforcement thereof or differing interpretation or enforcement of applicable law by the U.S. Internal Revenue Service (the "IRS") or other taxing authority;

     - an inability to execute our business strategy;

     - costs or difficulties related to the reorganization and related transactions, which could be greater than expected;

     - fluctuations in worldwide prices and demand for oil and gas;

     - fluctuations in levels of oil and gas exploration and development activities;

     - fluctuations in the demand for contract drilling and workover services;

     - the existence of operating risks inherent in the industry;

     - changes in the rate of economic growth in the United States and other major international economies;

     - changes in trade, monetary and fiscal policies worldwide;

     - currency fluctuations;

     - outcomes of pending and future litigation;

     - the existence of competitors, technological changes and developments in the industry;

     - changes in capital needs;

     - the existence of regulatory uncertainties and the possibility of political instability in any of the countries in which we do or will do business; and

     - changing rates of inflation and other economic or business conditions.

     Nabors Bermuda's businesses depend, to a large degree, on the level of spending by oil and gas companies for exploration, development and production activities. Therefore, a sustained increase or decrease in the price of natural gas or oil, which could have a material impact on exploration and production activities, could also materially affect our financial position, results or operations and cash flows.

     All forward-looking statements in this prospectus are based on information available to us on the date of this prospectus. We do not intend to update or revise any forward-looking statements that we may make in this prospectus or other documents, reports, filings or press releases, whether as a result of new information, future events or otherwise.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for Nabors Delaware for each of the periods set forth below has been computed on a consolidated basis and should be read in conjunction with the consolidated financial statements (including the notes thereto) set forth or incorporated by reference in Nabors Delaware's Form 10-K for the fiscal years ended December 31, 1999, December 31, 2000 and December 31, 2001, as amended, and Nabors Delaware's quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2002.

QUARTER ENDED
  MARCH 31,       FISCAL YEARS ENDED DECEMBER 31,     THREE MONTHS ENDED   FISCAL YEAR ENDED
--------------   ----------------------------------      DECEMBER 31,        SEPTEMBER 30,
2002     2001     2001     2000     1999     1998            1997                1997
-----   ------   ------   ------   ------   -------   ------------------   -----------------
4.03x   10.08x   8.88x    6.14x    2.48x    11.60x          15.18x              10.97x

     For purposes of computing the ratio of earnings to fixed charges for Nabors Delaware, "earnings" consist of pretax income from continuing operations less earnings from unconsolidated affiliates (net of dividends) plus amortization of capitalized interest and fixed charges (excluding capitalized interest). "Fixed charges" represent interest incurred (whether expensed or capitalized), amortization of debt expense, and that portion of rental expense on operating leases deemed to be the equivalent of interest. No preferred stock was outstanding during any of the periods presented and, as a result, the ratio of earnings to combined fixed charges and preferred stock dividends was the same as the ratio of earnings to fixed charges.

     Nabors Bermuda was formed in December 2001. Since its inception through the date the reorganization became effective, Nabors Bermuda has not generated any earnings and has not incurred any debt or liabilities other than immaterial debt and liabilities associated with the reorganization.

                                   GUARANTEE

     Nabors Bermuda has irrevocably and unconditionally guaranteed to each holder of a debenture that the Principal Amount, Issue Price, accrued Original Discount, Redemption Price, Purchase Price, Fundamental Change Purchase Price, Liquidated Damages, if any, and interest, if any, on the debentures will be promptly paid in full when due, whether at maturity, by acceleration, redemption, repurchase or otherwise and all other obligations of Nabors Delaware under the debentures. The obligations of Nabors Bermuda under the guarantee are unconditional, regardless of the validity, legality or enforceability of the indenture under which the debentures are issued or the debentures.

                                USE OF PROCEEDS

     Neither Nabors Delaware nor Nabors Bermuda will receive any cash proceeds from the sale of the securities contemplated by this prospectus.

                              PLAN OF DISTRIBUTION

     The securities being offered by this prospectus may be sold from time to time to purchasers directly by the selling securityholders listed in the table set forth under the heading "Selling Securityholders" or alternatively, through underwriters, broker-dealers or agents. In addition, if a securityholder has purchased debentures in a sale contemplated by this prospectus, the common shares issuable upon conversion or repurchase of such debentures may be issued to such securityholder directly by us pursuant to this prospectus. The securities may be sold by the selling securityholders in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

     - on any national securities exchange or quotation service on which these securities may be listed or quoted at the time of sale;

     - in the over-the-counter market;

     - in transactions other than on an exchange or over-the-counter market; and

     - through the writing of options.

     In connection with sales of these securities, the selling securityholders may enter into hedging transactions with broker-dealers, who may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling securityholders also may sell the securities short and deliver them to close out the short positions, or loan or pledge the securities to broker-dealers that in turn may sell them.

     The selling securityholders and any of their brokers, dealers or agents who participate in the distribution of the securities may be deemed to be "underwriters," and any profits on the sale of the securities by them and any discounts, commissions, or concessions received by any brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any broker, dealer, agent or underwriter regarding the sale of the securities by the selling securityholders.

     At any time a particular offer of the securities is made, a prospectus and a prospectus supplement, if required, will be distributed which will set forth the aggregate amount and type of securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Any supplement and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the Securities and Exchange Commission to reflect the disclosure of additional information with respect to the distribution of the securities. In addition, the securities covered by this prospectus may be sold in private transactions or under Rule 144 rather than under this prospectus.

     The selling securityholders and any other person participating in the sale of the debentures or the underlying common shares will be subject to the rules under the Securities Exchange Act, including without limitation, Regulation M which may limit the timing of purchases and sales of any of the debentures and the underlying common shares by the selling securityholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the debentures and the underlying common shares to engage in market-making activities with respect to the particular debentures and the underlying common shares being distributed for a period of up to five days before the commencement of such distribution. This may affect the marketability of the debentures and the underlying common shares and the ability of any person or entity to engage in market-making activities with respect to the debentures and the underlying common shares.

     The selling securityholders and Nabors Delaware have agreed to indemnify each other against specified liabilities under the Securities Act. The selling securityholders will receive all of the cash proceeds from the sale of the securities and will pay all underwriting discounts and brokerage commissions, if any, applicable to any sale. Nabors Bermuda and Nabors Delaware are responsible for the payment of the registration expenses and certain expenses incident to the offer and sale of the securities.

                            SELLING SECURITYHOLDERS

     Nabors Delaware issued and sold the debentures in private placements to Morgan Stanley & Co. Incorporated and the debentures were simultaneously sold by Morgan Stanley & Co. Incorporated to the selling securityholders in transactions exempt from registration under the Securities Act. All of the debentures, and any common shares issued upon conversion or repurchase of the debentures, are being offered by the selling securityholders listed in the table below or referred to in a prospectus supplement. This prospectus also relates to the issuance of common shares by Nabors Bermuda to the holders of debentures upon our repurchase of their debentures. Only those common shares issued upon conversion or repurchase of the debentures may be offered by the selling securityholders or Nabors Bermuda pursuant to this prospectus.

     No offer or sale under this prospectus may be made by a securityholder unless listed in the table below or until that holder has notified us and a supplement to this prospectus has been filed or an amendment to the related registration statement has become effective or unless it is with respect to common shares issued by Nabors Bermuda as described in the immediately preceding paragraph. We will supplement or amend this prospectus to include additional selling securityholders upon request and upon provision of all required information to us.

     The selling securityholders may offer and sell, from time to time, any or all of their debentures or common shares issued with respect to those debentures, either upon their conversion or repurchase. Because the selling securityholders may offer all or only some portion of the shares listed in the table, no estimate can be given as to the amount or percentage of these shares that will be held by the selling securityholders upon termination of the offering and that other securities owned by them will not be sold.

     The following table lists:

     - the name of each selling securityholder which has provided us information to the date of this prospectus;

     - the amount of each type of security beneficially owned by that securityholder before the offering;

     - the amount of securities being offered for sale by that selling securityholder; and

     - the amount of securities to be owned by each selling security holder after the completion of the offering, assuming that all debentures or common shares issuable upon their conversion or repurchase are sold in the offering.

     We obtained the information in the table below from the identified selling securityholders. Unless otherwise disclosed in the footnotes to the table, no selling securityholder has indicated that it has held any position, office or other material relationship with us or our affiliates during the past three years.

                                 ZERO COUPON CONVERTIBLE
                                   DEBENTURES DUE 2021                      COMMON SHARES
                              ------------------------------   ----------------------------------------
                                AMOUNT HELD     % DEBENTURES    NUMBER OF     NUMBER OF      NUMBER OF
                              BEFORE OFFERING   OUTSTANDING    SHARES HELD     SHARES       SHARES HELD
                              AND OFFERED FOR      BEFORE        BEFORE      OFFERED FOR       AFTER
                                  SALE(1)         OFFERING      OFFERING     SALE(1)(2)     OFFERING(1)
                              ---------------   ------------   -----------   -----------    -----------
ABN AMRO Securities LLC.....   $  5,000,000            *            35,372       35,372              0
Allstate Life Insurance
  Company...................   $ 10,625,000            *            83,966(3)     75,166         8,800(3)
Alpha U.S. Sub Fund VIII,
  LLC.......................   $  1,000,000            *             7,074        7,074              0
Arbco Associates, L.P.......   $  4,000,000            *            28,298       28,298              0
Associated Electric & Gas
  Insurance Services
  Limited...................   $  1,600,000            *            11,319       11,319              0
Attorneys' Title Insurance
  Fund Inc..................   $    500,000            *             3,537        3,537              0
Banc of America Securities
  LLC(4)....................   $  8,500,000            *           157,595       60,133         97,462
Barclays Capital Securities
  Limited...................   $ 33,150,000         2.40%          234,519      234,519              0
BBT Fund, L.P...............   $ 30,000,000         2.17%          212,235      212,235              0
Bear, Stearns & Co.
  Inc.(5)...................   $ 28,750,000         2.08%          203,391      203,391              0
Black Diamond Offshore
  Ltd.......................   $  5,124,000            *            36,249       36,249              0
CA State Automobile Assn.
  Inter-Insurance...........   $  1,500,000            *            10,611       10,611              0
Cater Allen International
  Limited...................   $ 36,000,000         2.61%          254,682      247,607          7,075
Credit Lyonnais Securities
  (USA) Inc.................   $  5,000,000            *           113,209       35,372         77,837
Deephaven Domestic
  Convertible Trading
  Ltd.......................   $ 32,000,000         2.32%          226,384      226,384              0
Deutsche Banc Alex. Brown
  Inc(6)....................   $ 25,000,000         1.81%          176,862      176,862              0
Double Black Diamond
  Offshore LDC..............   $ 23,744,000         1.72%          167,976      167,976              0
Farbitrage Partners.........   $  2,000,000            *            14,149       14,149              0
Gaia Offshore Master Fund
  Ltd.......................   $ 20,000,000         1.45%          141,490      141,490              0
GLG Market Neutral Fund.....   $  2,000,000            *            14,149       14,149              0
Granville Capital
  Corporation(7)............   $ 13,000,000            *            91,968       91,968              0
Great-West Life & Annuity
  Insurance Company.........   $ 46,000,000         3.33%          325,427      325,472              0
Healthcare Underwriters
  Mutual Insurance Co.(8)...   $    700,000            *             6,025        4,952          1,073
Jersey (IMA) Ltd............   $  1,500,000            *            10,611       10,611              0
Kallista Master Fund
  Limited...................   $  5,000,000            *            35,372       35,372              0

                                 ZERO COUPON CONVERTIBLE
                                   DEBENTURES DUE 2021                      COMMON SHARES
                              ------------------------------   ----------------------------------------
                                AMOUNT HELD     % DEBENTURES    NUMBER OF     NUMBER OF      NUMBER OF
                              BEFORE OFFERING   OUTSTANDING    SHARES HELD     SHARES       SHARES HELD
                              AND OFFERED FOR      BEFORE        BEFORE      OFFERED FOR       AFTER
                                  SALE(1)         OFFERING      OFFERING     SALE(1)(2)     OFFERING(1)
                              ---------------   ------------   -----------   -----------    -----------
Kayne Anderson Capital
  Income Partners (QP),
  L.P.......................   $  2,000,000            *            14,149       14,149              0
KBC Financial Products
  USA(9)....................   $  8,500,000            *            60,133       60,133              0
LibertyView Funds L.P.......   $  3,500,000            *            24,760       24,760              0
Lydian Overseas Partners
  Master Fund(10)...........   $ 25,000,000         1.81%          767,452      176,862        590,590
Lyxor Master Fund...........   $ 22,600,000         1.64%          159,883      159,883              0
Mag Mutual Insurance
  Co.(11)...................   $    200,000            *             1,682        1,414            268
Medical Liability Mutual
  Insurance Co.(12).........   $ 23,000,000         1.67%          178,820      162,713         16,107
Morgan Stanley & Co.(13)....   $200,000,000        14.48%        1,414,900    1,414,900              0
Morgan Stanley Int'l
  Limited(14)...............   $ 12,000,000         1.30%          126,633       84,894         41,739
Nationwide Separate Account
  Trust, on behalf of its
  Nationwide Equity Income
  Fund......................   $  1,000,000            *             7,074        7,074              0
NCMIC Insurance
  Company(15)...............   $    250,000            *             2,036        1,768            268
NMS Services (Cayman)
  Inc. .....................   $ 60,000,000         4.34%          424,470      424,470              0
OFIVM.......................   $ 40,000,000         2.90%          282,980      282,980              0
OHIC Insurance Company......   $    500,000            *             3,537        3,537              0
Ohio National Fund, Inc., on
  behalf of its Equity
  Income Portfolio..........   $    200,000            *             1,414        1,414              0
Pacific Specialty...........   $    500,000            *             3,537        3,537              0
Protective Life Insurance
  Company...................   $ 33,000,000         2.39%          233,458      233,458              0
RBC Capital Services,
  Inc. .....................   $    500,000            *             3,537        3,537              0
Relative Value International
  Holdings, LLC.............   $  6,000,000            *            42,447       42,447              0
Retirement Pension Plan of
  the California State
  Automobile Association....   $    500,000            *             3,537        3,537              0
Royal Bank of Canada........   $ 10,000,000            *           444,129       70,745        373,384
Sagamore Hill Hub Fund
  Ltd.......................   $ 25,000,000         1.81%          176,862      176,862              0
Salomon Smith Barney
  Inc. .....................   $ 12,500,000            *            88,431       88,431              0
Spear Leeds & Kellogg.......   $  5,000,000            *            35,372       35,372              0
Sylvan IMA Ltd..............   $  7,600,000            *            53,766       53,766              0
Takai Asia Ltd..............   $ 23,000,000         1.67%          162,713      162,713              0
Teachers Insurance and
  Annuity Association.......   $ 24,500,000         1.77%          173,325      173,325              0
The Reciprocal of
  America(16)...............   $    225,000            *             3,201        1,591          1,610

                                 ZERO COUPON CONVERTIBLE
                                   DEBENTURES DUE 2021                      COMMON SHARES
                              ------------------------------   ----------------------------------------
                                AMOUNT HELD     % DEBENTURES    NUMBER OF     NUMBER OF      NUMBER OF
                              BEFORE OFFERING   OUTSTANDING    SHARES HELD     SHARES       SHARES HELD
                              AND OFFERED FOR      BEFORE        BEFORE      OFFERED FOR       AFTER
                                  SALE(1)         OFFERING      OFFERING     SALE(1)(2)     OFFERING(1)
                              ---------------   ------------   -----------   -----------    -----------
The Travelers Insurance
  Company -- Life(17).......   $ 25,000,000         1.81%          176,862      176,862              0
TQA Master Fund, Ltd........   $  2,000,000            *            14,149       14,149              0
UBS O'Connor LLC f/b/o UBS
  Global Convertible
  Portfolio.................   $    300,000            *             2,122        2,122              0
UBS O'Connor LLC f/b/o UBS
  Global Equity Arbitrage
  Master Ltd.(18)...........   $ 66,000,000         4.78%          466,917      466,917              0
UBS Warburg LLC(19).........   $  4,745,000            *            78,802       33,568         45,234
White River Securities
  L.L.C.....................   $ 38,750,000         2.81%          274,136      274,136              0
Worldwide Transactions
  Ltd.......................   $  1,132,000            *             8,008        8,008              0
Zola Partners, LP...........   $  1,000,000            *             7,074        7,074              0
Zurich Master Hedge Fund....   $  3,400,000            *            24,053       24,053              0
Any other holder of the
  debentures or future
  transfer from any such
  holder(20)................   $385,825,000        27.87%        2,729,518    2,729,518              0

---------------

  * Less than 1%

 (1) Assumes all debentures or common shares issuable upon their conversion or repurchase are sold in the offering. Under such assumption, the amount of debentures to be owned by the holders of debentures after the completion of the offering is zero.

 (2) Assumes conversion of the full amount of debentures by each holder at the conversion rate of 7.0745 common shares per $1,000 principal amount of debentures at maturity. In accordance with the indenture, no fractional shares will be issued upon conversion. Accordingly, the number of common shares issuable upon conversion of the debentures has been rounded down to the nearest whole share.

 (3) Includes, $1,050,000 of Nabors Delaware zero coupon convertible debentures due 2021 and 8,800 shares of Nabors Delaware common stock held by Allstate Insurance Company.

 (4) Bank of America Securities LLC also owns $9,073,000 Nabors Delaware zero coupon convertible debentures due 2020.

 (5) This entity and/or affiliates have provided, and may in the future provide, investment banking services to Nabors Delaware or Nabors Bermuda, including acting as lead underwriter and/or co-manager with respect to offerings of debt and equity securities.

 (6) Deutsche Banc Alex. Brown Inc. also owns $7,000,000 Nabors Delaware zero coupon convertible debentures due 2020.

 (7) Granville Capital Corporation also owns $17,626,000 Nabors Delaware zero coupon convertible debentures due 2020.

 (8) Healthcare Underwriters Mutual Insurance Co. also owns $100,000 Nabors Delaware zero coupon convertible debentures due 2020.

 (9) KBC Financial Products USA also owns $5,485,000 Nabors Delaware zero coupon convertible debentures due 2020.

(10) Lydian Overseas Partners Master Fund also owns $25,000,000 Nabors Delaware zero coupon convertible debentures due 2020.

(11) Mag Mutual Insurance Co. also owns $25,000 Nabors Delaware zero coupon convertible debentures due 2020.

(12) Medical Liability Mutual Insurance Co. also owns $1,500,000 Nabors Delaware zero coupon convertible debentures due 2020.

(13) Morgan Stanley & Co. Incorporated was the initial purchaser of these securities in the Rule 144A offering in which these securities were issued. This entity and/or affiliates have provided, and may in the future provide, investment banking services to Nabors Delaware or Nabors Bermuda, including acting as lead underwriter and/or co-manager with respect to offerings of debt and equity securities.

(14) Morgan Stanley Int'l Limited also owns $5,900,000 in the securities that were previously registered. An affiliate of this securityholder, Morgan Stanley & Co. Incorporated, was the initial purchaser of these securities in the Rule 144A offering in which these securities were issued. This entity and/or affiliates have provided, and may in the future provide, investment banking services to Nabors Delaware or Nabors Bermuda , including acting as lead underwriter and/or co-manager with respect to offerings of debt and equity securities.

(15) NCMIC Insurance Company also owns $25,000 Nabors Delaware zero coupon convertible debentures due 2020.

(16) The Reciprocal of America also owns $150,000 Nabors Delaware zero coupon convertible debentures due 2020.

(17) The Travelers Insurance Company -- Life also owns $27,500,000 Nabors Delaware 6.8% senior notes due 2004.

(18) UBS O'Connor LLC f/b/o UBS Global Equity Arbitrage Master Ltd. also owns $15,000,000 of Nabors Delaware zero coupon convertible debentures due 2020.

(19) UBS Warburg LLC also owned $33,900,000 Nabors Delaware zero coupon convertible debentures due 2020 at July 19, 2001. This entity and/or affiliates have provided, and may in the future provide, investment banking services to Nabors Delaware or Nabors Bermuda, including acting as lead underwriter and/or co-manager with respect to offerings of debt and equity securities.

(20) Supercedes amounts previously reported in the prospectus for any other holders. Information concerning other selling holders of debentures or underlying common shares will be set forth in prospectus supplements from time to time, if required. Assumes that any other holders of debentures, of any future transferees, pledges, donees or successors of or from any such other holders of debentures do not beneficially own any common shares other than the common shares issuable upon conversion of the debentures at the initial conversion rate.

     The selling securityholders identified above may have sold, transferred or otherwise disposed of some or all of their debentures since the date on which the information in the preceding table is presented in transactions exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and, if necessary, Nabors Delaware and Nabors Bermuda will supplement this prospectus accordingly.

                           DESCRIPTION OF DEBENTURES

     The debentures were issued under an indenture dated as of February 5, 2001 between Nabors Delaware and Bank One, N.A., as trustee. The material terms and provisions of the indenture are summarized in this section. You should read the indenture for additional information before you buy any debt securities or common shares. References in this section to Nabors Delaware, "we", "us" and "our" are solely to Nabors Industries, Inc. and not to its subsidiaries or Nabors Bermuda.

GENERAL

     The debentures are unsecured obligations of Nabors Delaware, ranking equal in right of payment with all other senior unsecured indebtedness of Nabors Delaware. The debentures are limited to $1,381,200,000 aggregate principal amount at maturity. The debentures are scheduled to mature on February 5, 2021. They were initially offered at a substantial discount from their principal amount at maturity and therefore will have original issue discount for U.S. federal income tax purposes. See "Material U.S. Federal Income Tax Considerations." The debentures were issued and sold as of February 5, 2001 in private placements to Morgan Stanley & Co. Incorporated and were simultaneously sold by Morgan Stanley & Co. Incorporated in transactions exempt from the registration requirements of the Securities Act to qualified institutional buyers (as defined in Rule 144A under the Securities Act).

     Nabors Delaware will not make periodic cash payments of interest on the debentures, except as described under "-- Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event." The calculation of the accrual of original issue discount, the difference between the issue price of a debenture and the principal amount at maturity of a debenture, in the period during which a debenture remains outstanding will be compounded semi-annually using a year composed of twelve 30-day months. The accrual of original issue discount will commence on the issue date of the debentures. Original issue discount or, if the debentures are converted to semiannual coupon debentures following the occurrence of a Tax Event, interest on the debentures, will cease to accrue on the debentures upon conversion, repurchase or redemption under the terms and subject to the conditions of the indenture.

     The principal amount at maturity of each debenture is payable at the office or agency of the paying agent, initially the trustee, in the Borough of Manhattan, The City of New York, or any other office of the paying agent maintained for this purpose. Debentures may be presented for conversion into common shares at the office of the conversion agent. Debentures in definitive form may be presented for exchange for other debentures or registration of transfer at the office of the registrar. Initially, the trustee will be the paying agent, the conversion agent and the registrar. The holder will not be charged a service charge for any registration, transfer or exchange of debentures. However, the holder may be required to pay for any tax, assessment or other governmental charge to be paid in connection with any registration, transfer or exchange of debentures.

CONVERSION OF DEBENTURES BY HOLDERS

     A holder of a debenture may convert it into common shares any time prior to maturity. However, if Nabors Delaware elects to redeem a debenture, the holder may convert it only until the close of business on the last trading day prior to a redemption date, unless we default in the payment of the redemption price. If a holder has delivered a repurchase notice exercising its option to require us to repurchase its debenture, the holder may not convert the debenture unless it withdraws the notice in accordance with the terms of the indenture. Similarly, if a holder exercises its option to require us to repurchase its debenture upon a Fundamental Change, that debenture may be converted only if the holder withdraws its election to exercise its option in accordance with the terms of the indenture. A holder may convert its debentures in part so long as the holder converts debentures of $1,000 principal amount at maturity or an integral multiple of $1,000.

     The initial conversion rate is 7.0745 shares of common shares per $1,000 principal amount at maturity of debentures, subject to adjustment upon the occurrence of the events described below. A holder entitled to a fractional common share will receive cash equal to the then current market value of the fractional share.

     On conversion of a debenture, a holder will not receive any cash payment representing accrued original issue discount. The delivery to the holder of the fixed number of common shares into which the debenture is convertible, together with the cash payment, if any, in lieu of a fractional common share, will be deemed to satisfy Nabors Delaware's obligation to pay the principal amount at maturity of the debenture including the accrued original issue discount attributable to the period from the issue date to the conversion date.

     Instead of delivering common shares upon notice of conversion of any debentures (for all or any portion of such debentures), Nabors Delaware may elect to pay holders surrendering debentures an amount in cash per debenture equal to the last reported sale price of a common share on the trading day immediately prior to the applicable conversion date, multiplied by the conversion rate in effect on that trading day, subject to adjustment upon the occurrence of the events described below; provided, that if the payment of cash is not permitted pursuant to the provisions of the indenture or otherwise, we will deliver common shares (and cash in place of fractional shares) as described below. We will use reasonable efforts to notify, on the same business day as our receipt of a conversion notice (but in any event within one business day of our receipt of a conversion notice), the conversion agent for delivery to the holders of debentures of our election to deliver common shares or to pay cash in place of delivery of the shares. If we elect to deliver all or a portion of such payment in common shares, the shares will be delivered through the trustee no later than the seventh business day following the conversion date. If we elect to pay all or a portion of such payment in cash, the payment will be made to holders surrendering debentures no later than the tenth business day following the applicable conversion date. If an event of default, as described under "-- Events of Default; Notice and Waiver" below (other than a default in a cash payment upon conversion of the debentures), has occurred or is continuing, we may not pay cash upon conversion of any debentures (other than cash in place of fractional shares).

     Pursuant to the indenture, the date on which all of the requirements for delivery of the debentures for conversion have been satisfied is the conversion date.

     The conversion rate will be adjusted under formulae as set forth in the indenture in certain events, including:

          (1) the issuance of common shares as a dividend or distribution on the common shares;

          (2) certain subdivisions and combinations of common shares;

          (3) the issuance to all holders of common shares of certain rights or warrants to purchase common shares;

          (4) the distribution of capital stock, other than common shares, to all holders of common shares or evidences of our indebtedness or of assets. This includes securities other than common shares, but excludes those rights, warrants, dividends and distributions referred to in clauses (1) and (3) above or paid in cash; and

          (5) distributions consisting of cash, excluding any quarterly cash dividend on common shares to the extent that the aggregate cash dividend per common share in any quarter does not exceed the greater of:

        - the amount per common share of the immediately preceding quarterly cash dividend on the common share to the extent that the preceding quarterly dividend did not require an adjustment of the conversion rate pursuant to this clause (5) (as adjusted to reflect subdivisions or combinations of the common shares); and

        - 4.5% of the average of the last reported sales price of the common shares during the ten trading days immediately prior to the date of declaration of the dividend, and excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of Nabors Delaware.

     If an adjustment is required to be made as set forth in clause (5) above as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to clause (5) above. If an adjustment is required to be made as set forth in clause (5) above as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution.

     The indenture provides that if Nabors Bermuda implements a shareholders' rights plan, the rights plan must provide that upon conversion of the debentures the holders will receive, in addition to the common shares issuable upon conversion, the rights which would attach to the common shares issuable upon conversion, regardless of whether the rights have separated from the common shares at the time of conversion.

     No adjustment in the conversion rate will be required unless the adjustment would require a change of at least 1% in the rate then in effect; provided that any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment.

     Except as stated above, the conversion rate will not be adjusted for the issuance of common shares or any securities convertible into or exchangeable for common shares or carrying the right to purchase any of the foregoing.

     In the case of either:

     - any reclassification of the common shares, or

     - a consolidation or merger involving us or a sale or conveyance to another corporation of our property and assets as an entirety or substantially as an entirety,

if holders of common shares would be entitled to receive any form of consideration with respect to or in exchange for common shares, the holders of the debentures then outstanding would be entitled to convert their debentures into the kind and amount of consideration which they would have owned or been entitled to receive had their debentures been converted immediately prior to the applicable transaction. This assumes that a holder of debentures would not have exercised any rights of election as to the consideration receivable in connection with the transaction.

     In the event of a taxable distribution to holders of common shares or in certain other circumstances requiring an adjustment to the conversion rate, the holders of debentures may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of common shares. See "Material U.S. Federal Income Tax Considerations."

     From time to time, and to the extent permitted by law, Nabors Delaware may increase the conversion rate by any amount for any period of at least 20 business days, if the board of directors has made a determination that the increase would be in our best interests. Subsequent to such increase, we may from time to time lower the conversion rate to any rate that is not lower than the conversion rate that would have been applicable had such increase not occurred, if the board of directors has determined that the decrease would be in our best interests. For purposes of this paragraph, a determination by the board of directors will be conclusive. If we increase or decrease the conversion rate, we will give at least seven days' notice of the increase or decrease. Nabors Delaware may, at our option, make increases in the conversion rate, in addition to those described above, as the board of directors deems advisable to avoid or diminish any income tax to holders of common shares resulting from any dividend or distribution of shares, or rights to acquire common shares, or from any event treated as a dividend distribution or a right to acquire common shares for income tax purposes. See "Material U.S. Federal Income Tax Considerations."

     If Nabors Delaware exercises the option to have interest accrue on a debenture instead of original issue discount following a Tax Event, the holder will be entitled on conversion to receive the same number of common shares that the holder would have received if we had not exercised our option. If Nabors Delaware exercises the option, debentures surrendered for conversion during the period from the close of business on the record date next preceding the next interest payment date to the opening of business on the next interest payment date (except debentures to be redeemed on the next interest payment date) must also be accompanied by an amount equal to the accrued and unpaid interest on the debenture that the registered holder is to receive. Except where debentures surrendered for conversion must be accompanied by the payment described in this paragraph, no interest on converted debentures will be payable by us on any interest payment date subsequent to the date of conversion. See "-- Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event."

REDEMPTION OF DEBENTURES AT NABORS DELAWARE'S OPTION

     We may not redeem the debentures prior to February 5, 2006. Beginning on February 5, 2006, we may redeem the debentures for cash in whole or in part at any time, by giving by mail to holders of debentures not less than 15 days' nor more than 60 days' notice of redemption prior to the redemption date for an amount in cash equal to 100% of the sum of (1) the debenture issue price and (2) accrued original issue discount through the date of redemption. At the same time, we will provide public notice of redemption through certain financial news services. The debentures will be redeemable in multiples of $1,000 principal amount at maturity. No sinking fund is provided for the debentures.

     The table below shows redemption prices of debentures per $1,000 principal amount at maturity at February 5, 2006, at each February 5 thereafter prior to maturity and at maturity on February 5, 2021. These prices reflect the accrued original issue discount calculated to each date. The redemption price of a debenture redeemed between any two dates below would include an additional amount reflecting the additional original issue discount accrued since the date in the table preceding the actual redemption date.

                                                                   (2)
                                                 (1)         ACCRUED ORIGINAL         (3)
                                           DEBENTURE ISSUE    ISSUE DISCOUNT    REDEMPTION PRICE
                                                PRICE            AT 2.5%            (1)+(2)
                                           ---------------   ----------------   ----------------
February 5, 2006.........................      $608.41            $80.48           $  688.89
February 5, 2007.........................       608.41             97.81              706.22
February 5, 2008.........................       608.41            115.58              723.99
February 5, 2009.........................       608.41            133.79              742.20
February 5, 2010.........................       608.41            152.46              760.87
February 5, 2011.........................       608.41            171.60              780.01
February 5, 2012.........................       608.41            191.22              799.63
February 5, 2013.........................       608.41            211.34              819.75
February 5, 2014.........................       608.41            231.96              840.37
February 5, 2015.........................       608.41            253.10              861.51
February 5, 2016.........................       608.41            274.77              883.18
February 5, 2017.........................       608.41            296.99              905.40
February 5, 2018.........................       608.41            319.76              928.17
February 5, 2019.........................       608.41            343.11              951.52
February 5, 2020.........................       608.41            367.05              975.46
February 5, 2021.........................       608.41            391.59            1,000.00

     If we elect to convert the debentures to semiannual coupon debentures following a Tax Event, the debentures will be redeemable at the restated principal amount (as described below) plus accrued and unpaid interest, if any, to the applicable redemption date.

     If less than all of the outstanding debentures held in certificated form are to be redeemed, the trustee will select the debentures held in certificated form to be redeemed in principal amounts at maturity of

$1,000 or integral multiples thereof by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of a holder's certificated debentures is selected for partial redemption and the holder converts a portion of its debentures, the converted portion will be deemed to be the portion selected for redemption. Debentures registered in the name of DTC or its nominee will be redeemed as described under "-- Form, Denomination and Registration -- Global Debenture; Book-Entry Form."

REPURCHASE AT THE OPTION OF THE HOLDER UPON A FUNDAMENTAL CHANGE

     If a Fundamental Change occurs at any time prior to February 5, 2021, each holder will have the right, at the holder's option, to require us to repurchase any or all of the holder's debentures. The debentures may be repurchased in multiples of $1,000 principal amount at maturity. We will repurchase the debentures at a price equal to the issue price plus accrued original issue discount to the repurchase date. See the table under "-- Redemption of Debentures at Nabors Delaware's Option." If, prior to the repurchase date, we elect to convert the debentures to semiannual coupon debentures following a Tax Event, the purchase price will be equal to the restated principal amount plus accrued and unpaid interest to the repurchase date. See "-- Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event."

     On or before the 30th day after the occurrence of a Fundamental Change, we will mail to all holders of record of the debentures a notice of the occurrence of the Fundamental Change and of the resulting repurchase right. We also will deliver to the trustee a copy of the notice. To exercise the repurchase right, holders of debentures must deliver, on or before the 30th day after the date of our notice of a Fundamental Change, the debentures to be repurchased, duly endorsed for transfer, together with the form entitled "Option to Elect Repurchase Upon a Fundamental Change" on the reverse side of the debenture duly completed, to us, or an agent designated by us.

     We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Securities Exchange Act which may then be applicable in connection with the repurchase of the debentures in the event of a Fundamental Change.

     The repurchase rights of the holders of debentures could discourage a potential acquiror of Nabors Bermuda. The Fundamental Change repurchase feature, however, is not the result of management's knowledge of any specific effort to obtain control of Nabors Bermuda by any means or part of a plan by management to adopt a series of anti-takeover provisions.

     The term Fundamental Change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, holders may not be protected by the requirement that we offer to repurchase the debentures upon a Fundamental Change in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving Nabors Bermuda.

     No debentures may be repurchased at the option of holders upon a Fundamental Change if there has occurred and is continuing an event of default described under "-- Events of Default; Notice and Waiver" below. However, debentures may be repurchased if the event of default is in the payment of the Fundamental Change purchase price with respect to the debentures. In the event of a Fundamental Change and exercise by holders of the debentures of their right to require us to repurchase all or a portion of their debentures, we may not have sufficient funds to pay the purchase price for all the debentures tendered by the holders.

REPURCHASE OF DEBENTURES AT THE OPTION OF THE HOLDER

     On February 5, 2006, February 5, 2011, and February 5, 2016, we will be obligated to repurchase, at the option of the holder, all or any portion of the outstanding debentures. The purchase price payable in respect of a debenture will be equal to the issue price plus accrued original issue discount to the repurchase date. If, prior to the repurchase date, we elect to convert the debentures to semiannual coupon debentures following a Tax Event, the purchase price will be equal to the restated principal amount plus accrued and unpaid interest to the repurchase date. See the discussion under "-- Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event."

     The table below shows the purchase prices of a debenture as of the specified repurchase dates. We may elect to pay the purchase price payable, as of any repurchase date, in cash or common shares or any combination of cash or common shares.

REPURCHASE DATE                                                PRICE
---------------                                               -------
February 5, 2006............................................  $688.89
February 5, 2011............................................  $780.01
February 5, 2016............................................  $883.18

     If we elect to pay the purchase price, in whole or in part, in common shares, the number of shares to be delivered in respect of the portion of the purchase price to be paid in common shares will be equal to the portion of the purchase price divided by the Market Price (as defined below under "Certain Definitions") of the common shares. However, no fractional common shares will be delivered upon any repurchase by us of debentures through the delivery of common shares in payment, in whole or in part, of the purchase price. Instead, we will pay cash based on the Market Price for all fractional common shares.

     The holder's right to require us to repurchase debentures is exercisable by delivery during the repurchase period of a written repurchase notice by the holder to the office of the paying agent. The paying agent will initially be the trustee. The repurchase period will begin at any time from the opening of business on the date that is 20 business days prior to the applicable repurchase date until the close of business on the applicable repurchase date. If the repurchase notice is withdrawn during the period, we will not be obligated to repurchase the debentures. Our repurchase obligation will be subject to additional conditions set forth in the indenture.

     The repurchase notice must state:

          (1) the certificate numbers of the debentures to be delivered by the holder for repurchase by us;

          (2) the portion of the principal amount at maturity of debentures to be repurchased, which must be $1,000 or in multiples of $1,000;

          (3) that the debentures are to be repurchased by us pursuant to the applicable provisions of the debentures and the indenture; and

          (4) in the event that we elect to pay the purchase price in common shares but do not end up satisfying the conditions to payment and ultimately have to pay the holder in cash, whether the holder would choose:

        - to withdraw the repurchase notice as to some or all of the debentures to which it relates; or

        - to receive cash in respect of the entire purchase price for all debentures subject to the repurchase notice.

     If the holder fails to indicate the holder's choice with respect to the election described in clause (4) above, the holder will be deemed to have elected to receive cash for the entire purchase price for all debentures subject to the repurchase notice. For a discussion of the tax treatment of a holder receiving cash or common shares pursuant to its election to tender its debentures to us on a repurchase date, see the discussion under "Material U.S. Federal Income Tax Considerations."

     Any repurchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the repurchase date. The notice of withdrawal will state the principal amount at maturity and the certificate numbers of the debentures as to which the withdrawal notice relates and the principal amount at maturity, if any, which remains subject to the repurchase notice.

     We will give notice not less than 20 business days prior to the repurchase date to all holders at their addresses shown in the register of the registrar. We also will give notice to beneficial owners as required by applicable law. This notice will state, among other things:

     - whether we will pay the purchase price of the debentures in cash or common shares, or any combination of cash or common shares. The notice will specify the percentage of each, and

     - if we elect to pay in common shares, in whole or in part, the method of calculating the Market Price of the common shares.

     Upon determination of the actual number of common shares in accordance with the above provisions, we will publish the determination in a daily newspaper of national circulation.

     Our right to repurchase debentures with common shares is subject to the satisfaction of various conditions, including:

     - the registration of the common shares under the Securities Act, if required, and

     - compliance with other applicable federal and state securities laws, if any.

     If such conditions are not satisfied by a repurchase date, we will pay the purchase price of the debentures to be purchased on the repurchase date entirely in cash. We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Securities Exchange Act which may then be applicable and will file a Schedule 13E-4 or any other schedule required under the Securities Exchange Act in connection with any offer by us to repurchase debentures at the option of holders.

     Payment of the repurchase price for a debenture for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the debenture, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the purchase price for the debenture will be made promptly following the later of the repurchase date or the time of book-entry transfer or delivery of the debenture. If the paying agent holds money or securities sufficient to pay the purchase price of the debenture on the business day following the repurchase date, then, on and after the date, the debenture will cease to be outstanding and original issue discount on the debenture or, if the debentures are converted to semiannual coupon debentures following the occurrence of a Tax Event, interest on the debentures, will cease to accrue. This will be the case whether or not book-entry transfer of the debenture is made or the debenture is delivered to the paying agent, and all other rights of the holder will terminate, other than the right to receive the purchase price upon delivery of the debenture.

     No debentures may be repurchased at the option of the holder for cash if there has occurred, prior to, on or after the giving by the holders of the debentures of the required repurchase notice, and is continuing an event of default described under "-- Events of Default; Notice and Waiver" below, other than a default in the payment of the purchase price with respect to the debentures.

     Even though we become obligated to repurchase any outstanding debenture on a repurchase date, we may not have sufficient funds to pay the purchase price on that repurchase date. If this were to occur, we could be required to issue common shares to pay the purchase price at valuations based on then prevailing market prices for all the debentures tendered by the holders.

MERGERS AND SALES OF ASSETS BY NABORS DELAWARE

     Nabors Delaware may not consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless, among other items:

     - the resulting, surviving or transferee person, if other than us, is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

     - the successor person assumes all of our obligations under the debentures and the indenture; and

     - we or the successor person will not, immediately thereafter, be in default under the indenture.

     Upon the assumption of our obligations by a successor as described above, subject to certain exceptions, we will be discharged from all obligations under the debentures and the indenture. Certain of these transactions which would constitute a Fundamental Change would permit each holder to require us to repurchase their debentures as described under "-- Repurchase at Option of the Holder Upon a Fundamental Change."

OPTIONAL CONVERSION TO SEMIANNUAL COUPON DEBENTURES UPON A TAX EVENT

     From and after the date (referred to as the Tax Event date) of the occurrence of a Tax Event, we may elect to have interest in lieu of future original interest discount accrue at 2.5% per annum on a principal amount per debenture equal to the issue price plus original issue discount accrued to the date immediately prior to the later of:

     - the Tax Event date; or

     - the date on which we make our election,

which is referred to as the option exercise date. The resulting amount would be the restated principal amount. Interest would accrue from the option exercise date and will be payable semiannually on the interest payment date, which would be February 5 and August 5 of each year. The interest would be payable to holders of record of the debentures at the close of business on the regular record date, immediately preceding the interest payment date. Interest would be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest would accrue from the most recent date to which interest had been paid or, if no interest had been paid, from the option exercise date.

EVENTS OF DEFAULT; NOTICE AND WAIVER

     The indenture provides that, if an event of default specified in the indenture has happened and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the debentures then outstanding may declare due and payable:

     - the issue price of the debentures or, if the debentures are converted to semiannual coupon debentures following the occurrence of a Tax Event, the restated principal amount; plus

     - the original issue discount on the debentures or, if the debentures are converted to semiannual coupon debentures following the occurrence of a Tax Event, interest on the debentures, accrued and unpaid to the date of the declaration.

     In the case of certain events of bankruptcy or insolvency, the issue price plus the original issue discount on the debentures or, if the debentures are converted to semiannual coupon debentures following the occurrence of a Tax Event, the restated principal amount plus interest on the debentures, accrued and unpaid to the occurrence of the event automatically will become and be immediately due and payable.

     Under certain circumstances, the holders of a majority in aggregate principal amount at maturity of the outstanding debentures may rescind any acceleration with respect to the debentures and its consequences.

     Interest will accrue at the rate of 2.5% per annum and be payable on demand upon a default in the payment of any redemption price or purchase price and, after acceleration, of the issue price and accrued original issue discount or, if the debentures are converted to semiannual coupon debentures following the occurrence of a Tax Event, interest, to the extent that payment of the interest is legally enforceable. Original issue discount or, if the debentures are converted to semiannual coupon debentures following the occurrence of a Tax Event, interest on the debentures, will cease to accrue after declaration of acceleration.

Under the indenture, events of default are defined as:

     (1) default in payment of:

     - the principal amount at maturity (if the default continues for 10 days),

     - issue price (if the default continues for 10 days),

     - accrued original issue discount, or, if the debentures are converted to semiannual coupon debentures following the occurrence of a Tax Event, interest on the debentures (if the default continues for 30 days),

     - liquidated damages (if the default continues for 30 days),

     - redemption price (if the default continues for 10 days), or

     - repurchase price (if the default continues for 10 days) with respect to any debenture when it becomes due and payable;

     (2) our failure for 20 days to deliver common shares (including cash in lieu of fractional shares) or, if we elect, cash in lieu of common shares, when common shares or cash is required to be delivered following the conversion of a debenture;

     (3) our failure to comply with any of our other agreements in the debentures or the indenture upon the receipt by us of notice of the default by the trustee or by holders of not less than 25% in aggregate principal amount at maturity of the debentures then outstanding and our failure to cure the default within 90 days after receipt by us of the notice; or

     (4) certain events of bankruptcy or insolvency.

     The trustee will give notice to holders of the debentures of any continuing default known to the trustee within 90 days after the trustee becomes aware of such default; provided that, except in the case of a default as described in clause (1) above, the trustee may withhold notice if it determines in good faith that withholding the notice is in the interests of the holders.

     The holders of a majority in aggregate principal amount at maturity of the outstanding debentures may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee; provided that the direction may not conflict with any law or the indenture and will be subject to certain other limitations. Before proceeding to exercise any right or power under the indenture at the direction of the holders, the trustee will be entitled to receive from the holders reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities incurred by it in complying with the direction. No holder of any debenture will have any right to pursue any remedy with respect to the indenture or the debentures unless:

          (1) the holder has previously given us and the trustee written notice of a continuing event of default;

          (2) the holders of at least 25% in aggregate principal amount at maturity of the outstanding debentures have made a written request to the trustee to pursue the remedy;

          (3) the holder or holders have offered to the trustee reasonable indemnity satisfactory to the trustee;

          (4) the holders of a majority in aggregate principal amount at maturity of the outstanding debentures have not given the trustee a direction inconsistent with the request within 60 days after receipt of the request; and

          (5) the trustee has failed to comply with the request within the 60-day period.

     However, the right of any holder:

          (1) to receive payment of:

        - the principal amount at maturity,

        - issue price,

        - accrued original issue discount, or, if the debentures are converted to semiannual coupon debentures following the occurrence of a Tax Event, interest on the debentures,

        - liquidated damages,

        - redemption price,

        - repurchase price,

        and any interest in respect of a default in the payment of any amounts due in respect of a debenture, on or after the due date of the debenture;

          (2) to institute suit for the enforcement of any payments or conversion; or

          (3) to convert debentures will not be impaired or adversely affected without the holder's consent.

     The holders of at least a majority in aggregate principal amount at maturity of the outstanding debentures may waive an existing default and its consequences, other than:

     - any default in any payment on the debentures;

     - any default with respect to the conversion rights of the debentures; or

     - any default in respect of certain covenants or provisions in the indenture which may not be modified without the consent of the holder of each debenture as described under "-- Modification."

     We will be required to furnish to the trustee annually a statement as to any default by us in the performance and observance of our obligations under the indenture.

MODIFICATION

     Modification and amendment of the indenture or the debentures may be effected by Nabors and the trustee with the consent of the holders of not less than a majority in aggregate principal amount at maturity of the debentures then outstanding. However, no amendment may, without the consent of each holder affected:

          (1) reduce the principal amount at maturity, issue price, redemption price or purchase price, or extend the stated maturity of any debenture or alter the manner or rate of accrual of original issue discount or interest, or make any debenture payable in money or securities other than that stated in the debenture;

          (2) make any change to the principal amount at maturity of debentures whose holders must consent to an amendment or any waiver under the indenture or modify the indenture provisions relating to amendments or waivers with respect to the payment of principal at maturity;

          (3) make any change that adversely affects the right to convert any debenture or the right to require us to repurchase a debenture or the right to require us to repurchase a debenture upon a Fundamental Change; or

          (4) impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the debentures.

     The indenture also provides for certain modifications of its terms without the consent of the holders.

FORM AND DENOMINATION

     The debentures are issuable in fully registered form, without coupons, in denominations of $1,000 principal amount at maturity and multiples of $1,000. We may not reissue a debenture that has matured or been converted, redeemed, repurchased by us at the option of a holder or otherwise canceled, except for the transfer, exchange or replacement of the debenture.

  GLOBAL DEBENTURE; BOOK-ENTRY FORM

     The debentures have been issued in the form of several global debentures (collectively, the "global debenture"). The global debenture has been deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of Cede & Co., DTC's nominee. Except as set forth below, the global debenture may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     Purchasers of the debentures may hold their interests in the global debenture directly through DTC if the purchaser is a participant in DTC, or indirectly through organizations which are participants in DTC. Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global debenture to such persons may be limited.

     Persons who are not participants may beneficially own interests in the global debenture held by DTC only though participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly. So long as Cede & Co., as the nominee of DTC, is the registered owner of the global debenture, Cede & Co. for all purposes will be considered the sole holder of the global debenture. Except as provided below, owners of beneficial interests in the global debenture will not be entitled to have certificates registered in their names. These owners will not receive or be entitled to receive physical delivery of certificates in definitive registered form and will not be considered the holders of the global debenture.

     Payment of principal amount at maturity or the redemption price or the purchase price of the global debenture will be made to Cede & Co., the nominee for DTC, as the registered owner of the global debenture. Payments will be made by wire transfer of immediately available funds on the payment date. Nabors Delaware, the trustee and any paying agent will have no responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global debenture. In addition, Nabors Delaware, the trustee and any paying agent will not have any responsibility or liability for maintaining, supervising or reviewing any records relating to any beneficial ownership interests.

     We have been informed by DTC that, with respect to any payment of principal amount at maturity or the redemption price or the purchase price of the global debenture, DTC's practice is to credit participants' accounts on the payment date. These payments will be in amounts proportionate to the participants' respective beneficial interests in the principal amount represented by the global debenture as shown on the records of DTC. DTC will not credit participants' accounts if DTC has reason to believe that it will not receive payment on the applicable payment date. Payments by participants to owners of beneficial interests in the principal amount represented by the global debenture held through participants will be the responsibility of the participants. This is currently the case with securities held for the accounts of customers registered in street name.

     Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of a person having a beneficial interest in the principal amount represented by the global debenture to pledge its interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of its interest, may be affected by the lack of physical certificates evidencing its interest.

     None of Nabors Delaware, the trustee, or any registrar, paying agent or conversion agent under the indenture, will have any responsibility for the performance by DTC or its participants or indirect participants of their operations. DTC has advised us that it will take any action permitted to be taken by a holder of debentures, including, without limitation, the presentation of debentures for exchange as described below, only at the direction of one or more participants to whose account with DTC interests in the global debenture are credited. In addition, DTC only will take action in respect of the principal amount of the debentures represented by the global debenture as to which a participant or participants has or have given direction.

     DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a clearing corporation within the meaning of the Uniform Commercial Code and a clearing agency registered pursuant to the provisions of
Section 17A of the Securities Exchange Act. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. This practice eliminates the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Some of the participants, or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global debenture among participants, it is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause the debentures to be issued in definitive registered form in exchange for the global debenture.

     Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time. Redemption notices will be sent to Cede & Co., as nominee of DTC. If less than all of the debentures are being redeemed, DTC will reduce the amount of interest of each participant in the debentures in accordance with its procedures.

  CERTIFICATED DEBENTURES

     Holders of debentures may request that certificated debentures be issued in exchange for debentures represented by the global debenture. Furthermore, certificated debentures may be issued in exchange for debentures represented by the global debenture if no successor depositary is appointed by us as set forth above under "-- Global Debenture; Book-Entry Form." Likewise, a holder may exchange a certificated debenture for a beneficial interest in the global debenture held by DTC by surrendering the certificated debenture to a DTC participant, or banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

REGISTRATION RIGHTS

     We have filed a registration statement with the Securities and Exchange Commission. We will use all reasonable efforts to keep the registration statement effective until either the debentures are sold pursuant to the registration statement or the expiration of the holding period for the debentures held by non-affiliates of Nabors (as defined under Rule 144(k) of the Securities Act). However, if our board of directors determines that, in connection with a proposed material transaction, it is in our best interest or that of our subsidiaries, the use of this prospectus may be suspended. In order to suspend this prospectus, Nabors Delaware must notify the selling securityholders within two business days after our board of directors determines in good faith that it is in our best interest not to disclose the existence of facts surrounding any proposed or pending material corporate transaction involving Nabors Delaware or its subsidiaries. The suspension of this prospectus may last up to 30 consecutive days in any 90-day period for a total of up to 60 days in any calendar year without paying liquidated damages.

     If the suspension of this prospectus exceeds this timeframe, we are required to pay liquidated damages equal to 0.25% per year on (1) the total principal amount at maturity on the debentures outstanding, (2) the total number of common shares underlying the debentures outstanding multiplied by the conversion rate and (3) with respect to combinations thereof, the sum of (1) and
(2) for the relevant debentures and common shares underlying the debentures.

TAXATION OF DEBENTURES

     See the description under "Material U.S. Federal Income Tax Considerations" for a discussion of certain tax considerations relevant to a holder of debentures.

INFORMATION CONCERNING THE TRUSTEE

     We have appointed Bank One, N.A. as trustee under the indenture, and as paying agent, conversion agent, registrar and custodian with regard to the debentures.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in this prospectus.

     "Fundamental Change" means the occurrence of any transaction or event in connection with which all or substantially all common shares will be exchanged for, converted into, acquired for or constitute solely the right to receive any form of consideration which is not all or substantially all common shares listed, or, upon consummation of or immediately following such transaction or event, which will be listed, on a United States national securities exchange or approved for quotation on The NASDAQ National Market or any similar United States system of automated dissemination of quotations of securities prices.

     "Market Price" means the average of the Sale Prices of the Common Shares for the five trading day period ending on the third business day prior to the applicable purchase date, if the third business day prior to the applicable purchase date is a trading day or, if it is not a trading day, then on the last trading day prior to such third business day, appropriately adjusted to take into account the occurrence during the period commencing on the first of such trading days during such five trading day period and ending on such purchase date of certain events that would result in an adjustment of the conversion rate under the indenture with respect to the common shares. Because the Market Price of the common shares is determined prior to the applicable purchase date, holders of debentures bear the market risk with respect to the value of the common shares to be received from the date of determination of such Market Price to such purchase date. We may elect to pay the purchase price in common shares only if the information necessary to calculate the Market Price is reported in a daily newspaper of national circulation.

     "Sale Price of the Common Shares" means, on any date, the closing per share sale price, or if no closing sale price is reported, the average bid and ask prices or, if more than one, in either case, the average of the average bid and average ask prices, on such date as reported in the composite transactions for the principal United States securities exchange on which the common shares is traded or, if the common shares are not listed on a United States national or regional stock exchange, as reported by The NASDAQ National Market.

     "Tax Event" means that we have received an opinion from independent tax counsel experienced in such matters to the effect that, as a result of:

          (1) an amendment to, or change or announced prospective change in, the laws or regulations of the U.S. or any political subdivision or taxing authority thereof or therein; or

          (2) any amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority, in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken, on or after the date of this prospectus; or

          (3) there is more than an insubstantial risk that interest, including original issue discount, payable on the debentures either (a) would not be deductible on a current accrual basis or (b) would not be deductible under any other method, in either case in whole or in part, by us by reason of deferral, disallowance or otherwise for U.S. federal income tax purposes.

                  DESCRIPTION OF NABOR BERMUDA'S SHARE CAPITAL

     Nabor Bermuda's authorized share capital consists of 425,000,000 shares of capital stock of which 400,000,000 are common shares, par value $0.001 per share, and 25,000,000 are preferred shares, par value $0.001 per share. The following summary is qualified in its entirety by the provisions of Nabors Bermuda's Memorandum of Association, dated December 10, 2001 and Nabors Bermuda's Amended and Restated Bye-Laws, which are both publicly available. See "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference." As of close of business June 24, 2002, there were 144,185,776 Nabors Bermuda common shares outstanding and one Nabors Bermuda special voting preferred share, par value $0.001 per share, outstanding. No other shares of any class or series were outstanding as of June 24, 2002.

COMMON SHARES

     Holders of common shares are entitled to one vote on any question to be decided on a show of hands and one vote per share on a poll on all matters submitted to a vote of the shareholders of Nabors Bermuda. Except as specifically provided in the Nabors Bermuda's bye-laws or in The Companies Act 1981 (Bermuda), as amended (which we refer to as the Companies Act in this prospectus), any action to be taken by shareholders at any meeting at which a quorum is in attendance shall be decided by a majority of the issued shares present in person or represented by proxy and entitled to vote. There are no limitations imposed by Bermuda law or Nabors Bermuda's bye-laws on the right of shareholders who are not Bermuda residents to hold or to vote their Nabors Bermuda common shares.

     Nabors Bermuda's bye-laws do not provide for cumulative voting. A special meeting of shareholders may be called by Nabors Bermuda's board of directors or as otherwise provided by the Companies Act and applicable law. Any action, except the removal of auditors and directors, required or permitted to be taken at any annual or special meeting of shareholders may be taken by written consent if the consent is signed by each shareholder, or their proxy, entitled to vote on the matter.

     Holders of Nabors Bermuda common shares do not have a preemptive or preferential right to purchase any other securities of Nabors Bermuda. Nabors Bermuda's common shares have no sinking fund provision.

PRICE RANGE OF COMMON SHARES

     Nabors Bermuda's common shares began trading on the American Stock Exchange on June 26, 2002 under the symbol "NBR," the same symbol under which Nabors Delaware common stock traded prior to such date. The following table sets forth, for the periods indicated, the high and low sale price per share of Nabors Delaware common stock, up to and including June 25, 2002, on the American Stock Exchange and the high and low sale price per Nabors Bermuda common share from and after June 26, 2002, on the American Stock Exchange.

                                                               HIGH       LOW
                                                              -------   -------
                                                              (U.S.$)   (U.S.$)
1999 -- NABORS DELAWARE
First Quarter...............................................    19.00     10.75
Second Quarter..............................................  25.3125     15.50
Third Quarter...............................................    29.50   21.5625
Fourth Quarter..............................................    31.25     19.75
2000 -- NABORS DELAWARE
First Quarter...............................................  40.5625    28.125
Second Quarter..............................................    44.25     34.00
Third Quarter...............................................  53.8125   38.5625
Fourth Quarter..............................................    60.47     40.50

                                                               HIGH       LOW
                                                              -------   -------
                                                              (U.S.$)   (U.S.$)
2001 -- NABORS DELAWARE
First Quarter...............................................   63.12     50.70
Second Quarter..............................................   61.25     37.20
Third Quarter...............................................   38.12     18.00
Fourth Quarter..............................................   36.15     19.76
2002 -- NABORS DELAWARE
First Quarter...............................................   43.00     26.98
Second Quarter (through June 25, 2002)......................   49.98     36.00
2002 -- NABORS BERMUDA
Second Quarter (from June 26, 2002 to June 28, 2002)........   37.00     35.13

     On July 1, 2002, the last sale price reported on the American Stock Exchange for Nabors Bermuda's common shares was $35.55 per share.

DIVIDEND POLICY

     Nabors Bermuda has never declared or paid any cash dividends on its common shares. Nabors Delaware last paid a cash dividend in 1982. Nabors Bermuda does not anticipate paying any cash dividends on common shares in the foreseeable future.

PREFERRED SHARES

     The board of directors of Nabors Bermuda is authorized, without further shareholder action, to issue from time to time up to 25,000,000 preferred shares in one or more classes or series, and fix for each such class or series such voting power, full or limited, or no voting power, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as are provided in the resolutions adopted by the board of directors providing for the issuance of such class or series. The Nabors Bermuda board of directors in authorizing such class or series may provide that any such class or series may be:

     - subject to redemption at the option of the company or the holders, or both, at such time or times and at such price or prices;

     - entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in relation to, the dividends payable on any other class or classes or any other series;

     - entitled to such rights upon the dissolution of, or upon any distribution of the assets of, Nabors Bermuda; or

     - convertible into, or exchangeable for, shares of any other class or classes of shares, or of any other series of the same or any other class or classes of shares, of Nabors Bermuda at such price or prices or at such rates of exchange and with such adjustments;

in each case, as set forth in the resolutions authorizing the class or series of preferred shares.

     On April 26, 2002, pursuant to a plan of arrangement, Nabors Exchangeco (Canada) Inc., then a Canadian subsidiary of Nabors Delaware, acquired all of the outstanding common shares of Enserco Energy Service Company, Inc., a Canadian corporation, in exchange for approximately Cdn. $184 million in cash and approximately 3.55 million exchangeable shares of Exchangeco, 2.64 million of which were immediately exchanged for shares of Nabors Delaware common stock. The exchangeable shares are now exchangeable for one of Nabors Bermuda common shares on a 1:1 basis. The exchangeable shares effectively have the same voting rights, dividend entitlements and other attributes of the common shares.

     A series of preferred shares, consisting of one share, have been designated as a special voting preferred share, having a par value of $0.001 per share and a liquidation preference of $0.01. Except as otherwise required by law, the Nabors Bermuda memorandum of association or bye-laws, the one special voting preferred share will possess a number of votes for the election of directors and on all other matters submitted to a vote of Nabors Bermuda's shareholders equal to the number of outstanding exchangeable shares from time to time not owned by Nabors Bermuda or any entity controlled by Nabors Bermuda. The holders of Nabors Bermuda common shares and the holder of the special voting preferred share will vote together as a single class on all matters on which holders of common shares are eligible to vote. In the event of the liquidation, dissolution or winding-up of Nabors Bermuda, all outstanding exchangeable shares will automatically be exchanged for shares of Nabors Bermuda common shares, and the holder of the special voting preferred share will not be entitled to receive any assets available for distribution to Nabors Bermuda's shareholders (other than the $.01 liquidation preference). The holder of the special voting preferred share will not be entitled to receive dividends. The special voting preferred share will be issued to Computershare Trust Company of Canada, as trustee under a voting and exchange trust agreement among Nabors Bermuda, Exchangeco and such trustee. At such time as the one special voting preferred share has no votes attached to it because there are no exchangeable shares outstanding not owned by Nabors Bermuda or an entity controlled by Nabors Bermuda, the special voting preferred share will be canceled.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for Nabors Bermuda's common shares is EquiServe.

WITHHOLDING RIGHTS

     Nabors Bermuda will be entitled to deduct and withhold from any dividend or other consideration otherwise payable to any holder of common shares such amounts as Nabors Bermuda is required to deduct and withhold with respect to such payment under the United States Internal Revenue Code of 1986, as amended (the "Code"), or any provision of federal, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes as having been paid to the holder of common shares in respect of which the deduction and withholding was made, provided that the withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount required to be deducted or withheld from any payment to a holder exceeds the cash portion of the dividend or other consideration otherwise payable to the holder, Nabors Bermuda is authorized to sell or otherwise dispose of the portion of the consideration necessary to provide sufficient funds to Nabors Bermuda to enable it to comply with the deduction or withholding requirement and Nabors Bermuda will notify the holder and remit to the holder any unapplied balance of the net proceeds of such sale.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF NABORS BERMUDA'S BYE-LAWS

     Nabors Bermuda's bye-laws have provisions that could have an anti-takeover effect. Generally, these provisions are intended to substantively replicate provisions which were in Nabors Delaware's certificate of incorporation and by-laws. In addition, Nabors Bermuda's bye-laws include an "advance notice" provision which places time limitations on shareholders' nominations of directors and submission of proposals for consideration at an annual general meeting. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to encourage negotiations with the board of directors in transactions that may involve an actual or potential change of control of Nabors Bermuda.

     The bye-laws provide that Nabors Bermuda's board of directors will be divided into three classes serving staggered three-year terms. Directors can be removed from office prior to the expiration of their term only for cause by the affirmative vote of the holders of a majority of the voting power of Nabors Bermuda on the relevant record date. The board of directors does not have the power to remove directors. As long as a quorum of directors remains and is present, vacancies on the board of directors may be filled by a majority vote of the remaining directors. Any general meeting can authorize the board of directors to fill any vacancy left unfilled at a general meeting. Each of these provisions can delay a shareholder from obtaining majority representation on the board of directors.

     The bye-laws also provide that the board of directors will consist of not less than five nor more than eighteen persons, the exact number to be set from time to time by the affirmative vote of a majority of the directors then in office. Accordingly, the board of directors, and not the shareholders, has the authority to determine the number of directors and could delay any shareholder from obtaining majority representation on the board of directors by enlarging the board of directors and filling the new vacancies with its own nominees.

     The bye-laws of Nabors Bermuda provide that at any annual general meeting, only such business shall be conducted as shall have been brought before the meeting by or at the direction of the board of directors, by any shareholder who complies with certain procedures set forth in the bye-laws or by any shareholder pursuant to the valid exercise of the power granted under the Companies Act.

     For business to be properly brought before an annual general meeting by a shareholder in accordance with the terms of the bye-laws the shareholder must have given timely notice thereof in proper written form to the Secretary of Nabors Bermuda and satisfied all requirements under applicable rules promulgated by the SEC. To be timely for consideration at the annual general meeting, a shareholder's notice must be received by the Secretary at Nabors Bermuda's principal executive offices and its registered office in Bermuda not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual general meeting, provided that in the event that the annual general meeting is called for a date that is not within 30 days before or after such anniversary date, not later than the 10th day following the day on which such notice of the date of the annual general meeting was mailed or public disclosure of the date of the annual general meeting was made, whichever occurs first. In order for a shareholder to nominate directors in connection with an annual general meeting of shareholders, a shareholder's notice of his intention to make such nominations must be received in proper written form as specified in the bye-laws of Nabors Bermuda by the Secretary of Nabors Bermuda within the time limits described above.

     In addition, the Companies Act provides for a mechanism by which 100 shareholders acting together or shareholders holding at least 5% of the voting power of a Bermuda company may properly propose a resolution for consideration at a general meeting of the company.

     Subject to the terms of any other class of shares in issue, any action required or permitted to be taken by the holders of Nabors Bermuda's common shares must be taken at a duly called annual or special general meeting of shareholders unless taken by written consent of all holders of common shares. Under the bye-laws, special general meetings may be called at any time by the board of directors or when requisitioned by shareholders pursuant to the provisions of the Companies Act. The Companies Act currently permits shareholders holding 10% of the shares of a company entitled to vote at general meeting to requisition a special general meeting.

     The board of directors is authorized, without obtaining any vote or consent of the holders of any class or series of shares unless expressly provided by the terms of issue of a class or series, to from time to time issue any authorized and unissued shares on such terms and conditions as it may determine. For example, the board of directors could authorize the issuance of preferred shares with terms and conditions that could discourage a takeover or other transaction that holders of some or a majority of the Nabors Bermuda common shares might believe to be in their best interests or in which holders might receive a premium for their shares over the then market price of the shares.

                MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of material U.S. federal income tax considerations relating to the purchase pursuant to this offering, the ownership and disposition of the debentures and the conversion to, ownership and disposition of, common shares by U.S. holders, and certain material U.S. federal income and withholding tax considerations relating to the purchase, ownership and disposition of the debentures and common shares by non-U.S. holders. The discussion is a summary only and does not purport to be a complete analysis of all the potential tax considerations relating to the purchase, ownership and disposition of the debentures and common shares. We have based this summary on the U.S. federal income tax laws, regulations, rulings and judicial decisions as of the date of this prospectus. These laws may change, possibly retroactively. It should be noted that legislation has been introduced which, if enacted in its present form, could materially change the discussion set forth below. Moreover, the United States Treasury Department is currently studying transactions such as the reorganization and, as a result, changes in these income tax laws, regulations, and interpretations may occur, possibly with retroactive effect, which could affect the discussion set forth below. There can be no assurance that the Internal Revenue Service, or IRS, will not challenge one or more of the tax consequences described in this section, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal tax consequences of purchasing, owning or disposing of debentures and common shares.

     This discussion does not address all tax consequences that may be important to you in light of your specific circumstances. For instance, this discussion does not address the alternative minimum tax provisions of the federal tax code, or special rules applicable to certain categories of investors, such as tax-exempt organizations, banks, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, dealers or traders in securities or currencies, grantor trusts, persons having a "functional currency" other than the United States dollar, non-United States holders, holders who own, or are deemed to own, 10% or more, determined by voting power or value, of common shares, holders who hold debentures or common shares as part of a hedge, straddle, wash sale, synthetic security, conversion transaction or other integrated investment and holders of debentures or common shares who acquired their interests through the exercise of employee stock options or otherwise as compensation for services. This discussion is limited to persons who hold the debentures and any common shares into which the debentures are converted as capital assets. This discussion also does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction or U.S. estate and gift tax law.

     Persons considering the purchase of a debenture should consult their own tax advisors as to the particular tax consequences to them of acquiring, holding, converting or otherwise disposing of the debentures and common shares, including the effect and applicability of state, local or foreign tax laws and the potential for a Tax Event to occur.

U.S. HOLDERS

     As used in this discussion, the term U.S. holder means a beneficial owner of a debenture or common shares that is:

          (1) for United States federal income tax purposes, a citizen or resident of the United States;

          (2) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof;

          (3) an estate, the income of which is subject to United States federal income taxation regardless of its source; or

          (4) a trust, the administration of which is subject to the primary supervision of a court within the United States and which has one or more United States persons with authority to control all substantial decisions, or if the trust was in existence on August 20, 1996 that has elected to continue to be treated as a United States trust.

A non-U.S. holder is any beneficial owner of debentures or common shares other than a U.S. holder. If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of debentures or common shares, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder that is a partnership and partners in such partnership are urged to consult their tax advisors about the United States federal income tax consequences of holding and disposing of debentures or common shares. Based on current estimates of gross income and gross assets and the nature of the business, Nabors Bermuda believes that it will not be classified as a foreign personal holding company or a passive foreign investment company for the current taxable year. The status of Nabors Bermuda in future years, however, will depend on its income, assets and activities in those years. Accordingly, this summary assumes that Nabors Bermuda is not nor will be a "foreign personal holding company" or a "passive foreign investment company" for United States federal income tax purposes.

  ORIGINAL ISSUE DISCOUNT OR INTEREST ON THE DEBENTURES

     The debentures were issued at a substantial discount from their stated redemption price at maturity. For U.S. federal income tax purposes, the excess of the stated redemption price at maturity of each debenture over its issue price constitutes original issue discount. The issue price of the debentures is $608.41 per $1000 principal amount at maturity. Thus, the original issue discount of the debentures equals $391.59 per $1000 principal amount at maturity. We may, upon at least 30 days' notice given to the to the holders of debentures, on one or more occasions, elect to extend the period during which we cannot redeem the debentures.

     A U.S. holder of a debenture will be required to include original issue discount in income as ordinary interest income as it accrues before receipt of the cash attributable to such income, regardless of such U.S. holder's regular method of accounting for U.S. federal income tax purposes. Subject to the rules for acquisition premium described below, a U.S. holder of a debenture must include in gross income for federal income tax purposes the sum of the daily portions of original issue discount with respect to the debenture for each day during the taxable year or portion of a taxable year on which such U.S. holder holds the debenture. The daily portion is determined by allocating to each day of each accrual period a pro rata portion of an amount equal to the adjusted issue price of the debenture at the beginning of the accrual period multiplied by the yield to maturity of the debenture, determined by compounding at the close of each accrual period and adjusted for the length of the accrual period. The adjusted issue price of a debenture at the start of any accrual period will be the issue price of the debenture increased by the accrued original issue discount included in the U.S. holder's income for all prior accrual periods. Under these rules, U.S. holders will have to include in gross income increasingly greater amounts of original issue
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discount in each accrual period. A U.S. holder's original tax basis for determining gain or loss on the sale or other disposition of a debenture will be increased by any accrued original issue discount includable in such U.S. holder's gross income.

     There are circumstances under which we could make a liquidated damages payment on a debenture which would affect the yield to maturity of a debenture, including, as described under "Description of Debentures," in the event of certain defaults. We intend to take the position for U.S. federal income tax purposes that any such payments should be taxable to the recipient U.S. holder as additional gross income when received or accrued in accordance with such U.S. holder's method of tax accounting. This position is based in part on the Treasury Regulations providing that the possibility of a change in the yield will not be treated as affecting the amount of original issue discount required to be recognized by a holder, or the timing of such recognition, if the likelihood of the change, as of the date the debt obligations are issued, is remote or incidental. We intend to take the position that the likelihood of any change in the yield on the debentures is remote or incidental within the meaning of the Treasury Regulations as of the date of the issuance of the debentures. We also intend to take the position that none of the repurchase options or other features of the debentures should offset the accrual of original issue discount on the debentures to Nabors for federal income tax purposes.

     The modification of the terms of the debentures by us upon a Tax Event as described in "Description of Debentures -- Optional Conversion to Semiannual Coupon Debenture upon a Tax Event," could possibly alter the timing of income recognition by the holders with respect to the semiannual payments of interest due after the option exercise date.

     We or our paying agent will be required to furnish annually to the IRS and each U.S. holder information regarding the amount of original issue discount attributable to that year.

  ACQUISITION PREMIUM

     A U.S. holder of a debenture is generally subject to the rules for accruing original issue discount described above. However, if the U.S. holder's purchase price for the debenture exceeds the adjusted issue price but is less than or equal to the sum of all amounts payable on the debenture after the purchase date, the excess is acquisition premium and is subject to special rules.

     Acquisition premium ratably offsets the amount of accrued original issue discount otherwise includible in the U.S. holder's taxable income, that is, the U.S. holder may reduce the daily portions of original issue discount by a fraction, the numerator of which is the excess of the U.S. holder's purchase price for the debenture over the adjusted issue price, and the denominator of which is the excess of the sum of all amounts payable on the debenture after the purchase date over the debenture's adjusted issue price. As an alternative to reducing the amount of original issue discount otherwise includible in income by this fraction, the U.S. holder may elect to compute original issue discount accruals with respect to the debentures by treating the purchase as a purchase at original issue and applying the rules described above under "-- Original Issue Discount or Interest on the Debentures."

  MARKET DISCOUNT

     Under the market discount rules of the Internal Revenue Code of 1986, as amended (the "Code"), a U.S. holder who purchases a debenture at a market discount generally will be required to treat any gain recognized on the disposition of the debenture as ordinary income to the extent of the lesser of the gain or the portion of the market discount that accrued during the period that the U.S. holder held the debenture. Market discount is generally defined as the amount by which a U.S. holder's purchase price for a debenture is less than the revised issue price of the debenture on the date of purchase, subject to a statutory de minimis exception. A debenture's revised issue price equals the sum of the issue price of the debenture and the aggregate amount of the original issue discount includible in the gross income of all holders of the debenture for periods before the acquisition of the debenture by the holder, likely reduced, although the Code does not expressly so provide, by any cash payment in respect of the debenture. A U.S. holder who acquires a debenture at a market discount may be required to defer a portion of any
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

interest expense that otherwise may be deductible on any indebtedness incurred or continued to purchase or carry the debenture until the U.S. holder disposes of the debenture in a taxable transaction.

     A U.S. holder who has elected under applicable Code provisions to include market discount in income annually as the discount accrues will not, however, be required to treat any gain recognized as ordinary income or to defer any deductions for interest expense under these rules. A U.S. holder's tax basis in a debenture is increased by each accrual of amounts treated as market discount. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the taxable year to which the election applies and may not be revoked without the consent of the IRS. Holders should consult their tax advisors as to the portion of any gain that would be taxable as ordinary income under these provisions and any other consequences of the market discount rules that may apply to them in particular.

  ELECTION TO TREAT ALL INTEREST AS ORIGINAL ISSUE DISCOUNT

     U.S. holders may elect to include in gross income all amounts in the nature of interest that accrue on a debenture, including any stated interest, acquisition discount, original issue discount, market discount, de minimis market discount and unstated interest, as adjusted by acquisition premium, by using the rules described above under "-- Original Issue Discount or Interest on the Debentures." An election for a debenture with market discount results in a deemed election to accrue market discount in income currently for the debenture and for all other bonds acquired by the U.S. holder with market discount on or after the first day of the taxable year to which the election first applies, and may be revoked only with permission of the IRS. A U.S. holder's tax basis in a debenture is increased by each accrual of the amounts treated as original issue discount under the election described in this paragraph.

  SALE, EXCHANGE OR OTHER DISPOSITION OF THE DEBENTURES

     Upon the sale, exchange or other disposition of a debenture, including as a result of a conversion or repurchase, a U.S. holder generally will recognize gain or loss equal to the difference between the fair market value of the property received in exchange for the debenture and the U.S. holder's adjusted tax basis in the debenture. Any such gain will be treated as ordinary income to the extent such gain represents accrued but unrecognized market discount.

     A U.S. holder's adjusted tax basis in a debenture generally will equal the holder's cost of the debenture increased by any original issue discount or market discount previously included in income by such holder with respect to such debenture and decreased by any payments received thereon. Subject to the market discount rules discussed above, gain or loss recognized on the sale, exchange or other disposition of a debenture generally will be capital gain or loss and will be long-term capital gain or loss if the debenture has been held for more than one year. Long-term capital gain recognized by an individual U.S. holder is generally subject to a maximum U.S. federal rate of tax of 20%. For United States federal income tax purposes, gain recognized on the sale, exchange or other disposition of debentures will generally be treated as United States source gain. In the event of a conversion or repurchase, a United States holder's tax basis in the common shares received would be equal to the fair market value of such shares at the time of the conversion or repurchase and the holding period for such common shares would begin on the day after the conversion or repurchase.

  ADJUSTMENT OF CONVERSION PRICE

     If at any time Nabors Bermuda makes a distribution of property to shareholders that would be taxable to such shareholders as a dividend for federal income tax purposes and, pursuant to the anti-dilution provisions of the indenture, the conversion rate of the debentures is increased, such increase may be deemed to be the payment of a taxable dividend to U.S. holders of debentures. If the conversion rate is increased at our discretion or in certain other circumstances, or if Nabors Bermuda implements a shareholder rights plan, such increase or implementation also may be deemed to be the payment of a

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

taxable dividend to U.S. holders of debentures. The absence of such an adjustment to the conversion rate also may, in certain circumstances, be treated as a taxable dividend to U.S. holders.

  CERTAIN MODIFICATIONS OR ASSUMPTIONS

     The terms of the debentures may be modified upon the consent of a specified percentage of holders and, in some instances, without consent of the holders. In addition, the debentures may be assumed upon certain transactions in which we are involved. The modification or assumption of a debenture could, in certain instances, give rise to a deemed exchange of a debenture for a new debenture for U.S. federal income tax purposes. If an exchange is deemed to occur by reason of a modification or assumption, the amount and timing of taxable income required to be recognized by a U.S. holder with respect to a debenture could be affected.

  DISTRIBUTION ON THE COMMON SHARES

     Any dividends paid with respect to the common shares out of Nabors Bermuda's earnings and profits would be treated as foreign source dividend income and would generally not be eligible for the dividends received deduction allowed to corporate shareholders under the Code.

     Dividends paid in Bermudian dollars will be includible in the income of a United States holder in a United States dollar amount calculated by reference to the exchange rate in effect on the date the dividends are deemed received. United States holders are urged to consult their tax advisors regarding the treatment of any foreign currency gain or loss on any Bermudian dollars received which are not converted into United States dollars on such date.

NON-U.S. HOLDERS

     The following discussion is a summary of the principal U.S. federal income and estate tax consequences resulting from the ownership of the debentures or common shares by non-U.S. holders.

  WITHHOLDING TAX ON PAYMENTS OF PRINCIPAL AND ORIGINAL ISSUE DISCOUNT ON DEBENTURES

     Except as described below with respect to effectively connected original issue discount, the payment of principal, including any original issue discount included therein, of a debenture by us or any of our paying agents to any non-U.S. holder will not be subject to U.S. federal income tax or withholding tax, provided that in the case of payment of cash in respect of original issue discount (1) the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock, (2) the non-U.S. holder is not a controlled foreign corporation that is related to us within the meaning of the Code, and (3) either (A) the non-U.S. holder of the debenture certifies to the applicable payor or its agent, under penalties of perjury, that it is not a U.S. holder and provides its name and address on IRS Form W-8BEN or a suitable substitute or successor form, or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business, and holds the debenture certifies under penalties of perjury that such a Form W-8BEN, or suitable substitute form, has been received from the non-U.S. holder by it or by a financial institution between it and the non-U.S. holder and furnishes the payor with a copy thereof. Except to the extent otherwise provided under an applicable tax treaty, a non-U.S. holder generally will be subject to U.S. federal income tax in the same manner as a U.S. holder with respect to original issue discount on a debenture if such original issue discount is effectively connected with a U.S. trade or business conducted by the non-U.S. holder. Under certain circumstances, effectively connected original issue discount received by a corporate non-U.S. holder also may be subject to an additional "branch profits tax" at a 30% rate, or, if applicable, a lower treaty rate. Such effectively connected original issue discount will not be subject to withholding tax if the holder delivers an IRS Form W-8ECI, to the payor.

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

  GAIN ON DISPOSITION OF THE DEBENTURES

     A non-U.S. holder generally will not be required to pay U.S. federal income tax on gain realized on the sale, exchange or redemption of a debenture, including the exchange of a debenture for common shares, unless:

          (1) in the case of an individual non-U.S. holder, such holder is present in the United States for 183 days or more in the year of such sale, exchange or redemption and either (A) has a tax home in the United States and certain other requirements are met, or (B) the gain from the disposition is attributable to an office or other fixed place of business in the United States;

          (2) the non-U.S. holder is required to pay tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates; or

          (3) the gain is effectively connected with the conduct of a U.S. trade or business or, if a tax treaty applies, is attributable to a U.S. permanent establishment of, the non-U.S. holder.

     A non-United States holder should generally not be subject to United States federal income tax as a result of the ownership and disposition of common shares. However, as noted above, legislation has been introduced which, if enacted in its present form, could materially change the United States federal income tax consequences of the ownership and disposition of common shares to non-United States holders. It is difficult at this time to predict what, if any, changes might occur. Non-United States holders are urged to consult their tax advisors regarding the possibility and effect of any such changes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  U.S. HOLDERS

     Information reporting will apply to original issue discount and any payments of interest or dividends on or the proceeds of the sale or other disposition of the debentures or common shares with respect to certain noncorporate U.S. holders, and backup withholding at the then applicable rate may apply to such payments unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules is allowable as a credit against the U.S. holder's federal income tax, provided that the required information is provided to the IRS on a timely basis.

  NON-U.S. HOLDERS

     Under current Treasury Regulations, backup withholding and information reporting will not apply to payments of principal, including cash payments in respect of original issue discount, on the debentures by us or our agent to a non-U.S. holder if the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury on an appropriate Form W-8 or otherwise establishes an exemption, provided that neither we nor our agents have actual knowledge that the holder is a U.S. person or that the conditions of any other exemptions are not in fact satisfied. The payment of the proceeds on the disposition of debentures to or through the United States office of a United States or foreign broker will be subject to information reporting and backup withholding unless the owner provides the certification described above or otherwise establishes an exemption. Except as described below, the proceeds of the disposition by a non-U.S. holder of debentures to or through a foreign office of a broker will not be subject to backup withholding or information reporting. If such broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes, or a foreign person 50% or more of whose gross income from all sources for certain periods is from activities that are effectively connected with a U.S. trade or business, a foreign partnership with certain connections to the United States, information reporting requirements will apply unless such broker has certain documentary evidence in its files of the holder's non-U.S. status (and has no actual knowledge to the contrary) or the holder otherwise establishes an exemption.

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

                       BERMUDA INCOME TAX CONSIDERATIONS

     Under current Bermuda law, we are not subject to tax in Bermuda on our income or capital gains. Furthermore, we have obtained from the Minister of Finance of Bermuda, under the Exempted Undertakings Tax Protection Act 1966, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on any income or capital gains, that tax will not be applicable to us until March 28, 2016. This undertaking does not, however, prevent the imposition of any tax or duty on persons ordinarily resident in Bermuda or any property tax on leasehold interests we may have in Bermuda. We will pay an annual government fee in Bermuda based on our authorized share capital and share premium. The maximum annual government fee applicable to us is currently $29,215, and we expect to be subject to the maximum fee.

     Under current Bermuda law, no income, withholding or other taxes or stamp or other duties are imposed in Bermuda upon the issue, transfer or sale of our common shares or on any payments in respect of our common shares (except, in certain circumstances, to persons ordinarily resident in Bermuda).

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any of such materials at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Securities and Exchange Commission's regional offices at The Woolworth Building, 233 Broadway, New York, New York 10279. You may also obtain copies of such material from the Securities and Exchange Commission at prescribed rates by writing to the Public Reference Room of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, reports, proxy statements and other information concerning Nabors can be inspected at the American Stock Exchange, 86 Trinity Place, New York, New York 10006, where Nabors' common shares are listed.

     Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information on the operation of the Public Reference Room. You can also find our Securities and Exchange Commission filings at the Commission's website at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Rather than restate certain information in this prospectus that we have already included in reports filed with the Securities and Exchange Commission, we are incorporating this information by reference, which means that we can disclose important information to you by referring to those publicly filed documents that contain the information. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede the information in this prospectus. Accordingly, we incorporate by reference the following documents:

          1. Nabors Delaware's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (File No. 001-09245), as amended by Form 10-K/A filed by Nabors Bermuda on June 27, 2002 (File No. 000-49887);

          2. Nabors Delaware's Current Reports on Form 8-K filed on January 3, 2002, January 25, 2002, April 18, 2002, June 14, 2002 and June 25, 2002
     (File No. 001-09245);

          3. Nabors Bermuda's Current Reports on Form 8-K filed on June 25, 2002 (File No. 333-76198) and June 26, 2002 (File No. 000-49887);

          4. Nabors Delaware's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 (File No. 001-09245); and

          5. Description of Nabors Bermuda common shares contained in Nabors Bermuda's Registration Statement on Form S-4, Filed on January 2, 2002, as amended by Pre-Effective Amendment No. 1, Pre-Effective Amendment No. 2, Pre-Effective Amendment No. 3 and Pre-Effective Amendment

     No. 4 to Form S-4, filed with the SEC on March 3, 2002, April 17, 2002, April 29, 2002 and May 10, 2002, respectively (Registration No. 333-76198).

     In addition, all reports and other documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date of the filing of such reports and documents. Any statement contained herein in this prospectus or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in any subsequently filed document which is or is deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     We will provide without charge to each person to whom this prospectus is delivered, upon request of such person, a copy of any or all documents that are incorporated into this prospectus by reference, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. You should direct such requests to: Nabors Industries Ltd., Whitepark House, White Park Road, Bridgetown, Barbados, Attention: Investor Relations, telephone number (246) 427-8617 or Nabors Industries, Inc., 515 West Greens Road, Suite 1200, Houston, Texas 77067,
Attention: Investor Relations, telephone number (281) 874-0035.

                                 LEGAL MATTERS

     The validity of the guarantee and the common shares issuable hereunder will be passed upon for Nabors Bermuda by Appleby, Spurling & Kempe.

                            INDEPENDENT ACCOUNTANTS

     The financial statements incorporated in this prospectus by reference to Nabors Delaware's Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     With respect to the unaudited financial information of Nabors Delaware for the three-month period ended March 31, 2002 incorporated by reference in this prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated April 17, 2002, except for Notes 1 and 2, as to which the date is April 29, 2002, incorporated by reference herein, states that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Act.

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